Exhibit 2.1

ASSET PURCHASE AGREEMENT
BY AND AMONG
MASIMO CORPORATION AND VCCB Holdings, Inc., AS PURCHASER,
NANTHEALTH, INC., AS SELLER
AND
SOLELY WITH RESPECT TO SECTION 4.26, SECTION 6.07, ARTICLE X AND ARTICLE XI, NANTWORKS, LLC

January 13, 2020

Certain identified information has been omitted pursuant to Item 601(b)(10) of Regulation S-K because such information is both (i) not material and (ii) would likely cause competitive harm to the Company if publicly disclosed.

1

ACTIVE 222692928v.19

i

TABLE OF CONTENTS

		Page
11.14	Jurisdiction	61

11.15	Remedies Cumulative	61

11.16	Specific Performance	61

11.17	Representation by Legal Counsel	61

11.18	Electronic Data Room Materials	61

LIST OF EXHIBITS

Exhibit A    Escrow Agreement
Exhibit B    Assignment and Bill of Sale and Assumption Agreement
Exhibit C    Assignment of Patents
Exhibit D    Assignment of Trademarks
Exhibit E    License Agreement
Exhibit F    Transition Services Agreements
Exhibit G    R&W Policy

v

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”), dated as of January 13, 2020, is made by and among Masimo Corporation, a Delaware corporation (“Parent”), VCCB Holdings, Inc., a Delaware corporation (“Acquisition Sub” and, together with Parent, “Purchaser”), and NantHealth, Inc., a Delaware corporation (“Seller”), and, solely with respect to Section 4.26, Section 6.07, Article X and Article XI (collectively, the “Specified Sections”), NantWorks, LLC, a Delaware limited liability company (“NantWorks”). Purchaser and Seller shall be referred to herein from time to time as a “Party” and collectively as the “Parties.” Capitalized terms used and not otherwise defined herein have the meanings set forth in Article X below.
WHEREAS, Seller is, among other things, engaged in the Business;
WHEREAS, Seller wishes to sell to Purchaser, and Purchaser wishes to purchase from Seller, the Assigned Assets, and in connection therewith, Purchaser is willing to assume from Seller the Assumed Liabilities, all upon the terms and subject to the conditions set forth herein;
WHEREAS, in connection with the Closing and as set forth in Section 7.01(e)(v), Seller and Purchaser also desire to enter into the other Transaction Documents, including the Assignment of Patents, the Assignment of Trademarks, the Assignment and Bill of Sale and Assumption Agreement, the License Agreement and the Transition Services Agreements; and
WHEREAS, Purchaser has obtained and incepted the R&W Policy.
NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:
ARTICLE I
PURCHASE AND SALE OF ASSETS
1.01    Purchase and Sale of Assets.
Pursuant to the terms and conditions of this Agreement, at the Closing, Seller shall sell, convey, deliver, transfer and assign to Acquisition Sub, free and clear of all Liens (other than Permitted Liens), and Acquisition Sub shall purchase, agree to take delivery of and acquire from Seller, all of Seller’s right, title and interest in, to and under all of the Assigned Assets. In consideration of the sale, conveyance, delivery, transfer, and assignment to Acquisition Sub of Seller’s right, title and interest in, to and under the Assigned Assets, and in consideration of Seller’s other covenants and obligations hereunder, Acquisition Sub shall, at the Closing, (a) pay the Purchase Price to Seller and (b) assume the Assumed Liabilities, in each case, in accordance with the terms and conditions of this Agreement and the other Transaction Documents.

1.02    Assigned Assets; Excluded Assets.
(a)    The term “Assigned Assets” means all of Seller’s right, title and interest in, to and under the following:
(i)    the Transferred Technology; provided, however, that Seller may retain a copy of (A) any Product Records solely to the extent necessary for Tax, regulatory or accounting purposes and (B) any Product Data, solely pursuant to the terms of the License Agreement;
(ii)    the Assigned Intellectual Property;
(iii)    the Transferred Contracts, including the Transferred Real Property Lease;
(iv)    the Transferred Domain Names;
(v)    the Transferred Inventory;
(vi)    the Transferred Tangible Personal Property;
(vii)    the Transferred Permits, to the extent such Transferred Permits may be transferred under applicable Law;
(viii)    all personnel records for Transferred Employees except as prohibited by applicable Law;
(ix)    all of Seller’s claims, counterclaims, credits, causes of action, choses in action, rights of recovery, and rights of indemnification or setoff against third parties and all of Seller’s other intangible property rights to the extent related to the Assigned Assets; and
(x)    all goodwill of Seller primarily related to the Business or the Business Products.
(b)    Notwithstanding anything to the contrary in Section 1.02(a), all assets of Seller that do not constitute Assigned Assets shall be retained by Seller, including (i) all cash and cash equivalents, marketable securities or investments in other Persons, and similar types of investments, bank deposits, investment accounts, bank accounts, lockboxes, certificates of deposit or treasury bills, (ii) Seller’s rights under this Agreement and the other Transaction Documents, (iii) the Shared Contracts, (iv) refunds and rights to refunds of Taxes, (v) Employee Benefit Arrangement and Employee Plans and all assets thereof, and (vi) the assets of Seller set forth on Schedule 1.02(b) (collectively, the “Excluded Assets”).
1.03    Assumed Liabilities; Excluded Liabilities.
Following the Closing, Purchaser shall pay, perform and discharge all Assumed Liabilities when due and payable. Purchaser expressly does not assume, and shall not become liable to pay, perform or discharge any Excluded Liabilities.

ARTICLE II
PURCHASE PRICE
2.01    Purchase Price.
The consideration for the Assigned Assets shall be (i) the Purchase Price in cash, plus (ii) the assumption of the Assumed Liabilities. The Purchase Price shall be subject to adjustment based on the Closing Working Capital as described in Section 2.02, Section 2.03 and Section 2.04.
2.02    Determination of Estimated Working Capital.
At least four (4) Business Days prior to the Closing Date, Seller shall deliver to Purchaser a certificate executed on behalf of Seller by an authorized officer of Seller, dated the date of its delivery, stating that there has been conducted under the supervision of such officer a review of all relevant information and data then available and setting forth Seller’s best estimate of the Estimated Working Capital, including an estimate of the various accounts which such officer anticipates based upon the most recent available financial statements of Seller shall be reflected on the Preliminary Accounting Report prepared in accordance with the Agreed Accounting Principles and in accordance with Schedule 2.02. If, upon its review of the Estimated Working Capital, Purchaser disagrees with Seller’s calculation of the Estimated Working Capital, Seller and Purchaser shall negotiate in good faith to resolve any such dispute at or prior to the Closing, and Seller shall consider in good faith any reasonable changes requested by Purchaser. If the Parties are unable to agree on the Estimated Working Capital, the Estimated Working Capital provided by Seller, after considering in good faith such reasonable changes as are requested by Purchaser, shall be used solely for purposes of calculating any payments due at the Closing pursuant to Section 3.02 and any subsequent adjustments thereto pursuant to Sections 2.03 and 2.04.
2.03    Determination of Closing Working Capital.
(a)    As promptly as reasonably practicable following the Closing Date (but not later than ninety (90) days after the Closing Date), Purchaser shall:
(i)    determine the Closing Working Capital in accordance with the provisions of this Agreement (such Closing Working Capital as determined by Purchaser being called the “Preliminary Working Capital”); and
(ii)    deliver to Seller a certificate setting forth the Preliminary Working Capital (the “Preliminary Accounting Report”).
(b)    Promptly following receipt of the Preliminary Accounting Report, Seller may review the same and, within thirty (30) days after the date of such receipt, may deliver to Purchaser a certificate (signed by its chief financial officer or its chief accounting officer) setting forth its objections to the Preliminary Working Capital as set forth in the Preliminary Accounting Report, together with a summary of the reasons therefor and calculations which, in its view, are necessary to eliminate such objections. If Seller does not so object within such 30-day period, the Preliminary Working Capital set forth in the Preliminary Accounting Report shall be final and binding as the Closing Working Capital for purposes of this Agreement but shall not limit the representations, warranties, covenants and agreements of the Parties set forth elsewhere in this Agreement.

(c)    If Seller so objects within such 30-day period, Purchaser and Seller shall use their respective reasonable efforts to resolve by written agreement (the “Agreed Adjustments”) any differences as to the Preliminary Working Capital and, if Seller and Purchaser so resolve any such differences, the Preliminary Working Capital set forth in the Preliminary Accounting Report as adjusted by the Agreed Adjustments shall be final and binding as the Closing Working Capital for purposes of this Agreement but shall not limit the representations, warranties, covenants and agreements of the Parties set forth elsewhere in this Agreement.
(d)    If any objections raised by Seller are not resolved by Agreed Adjustments within the 30-day period next following such 30-day period, then Purchaser and Seller shall submit the objections that are then unresolved to Deloitte & Touche LLP, or, if Deloitte & Touche LLP is unwilling or unable to accept such appointment, to another national accounting firm acceptable to both Seller and Purchaser, and such firm (the “Independent Accountant”) shall be directed by Purchaser and Seller to resolve the unresolved objections (based solely on the presentations by Purchaser and by Seller as to whether any disputed matter had been determined in a manner consistent with the Agreed Accounting Principles) as promptly as reasonably practicable and to deliver written notice to each of Purchaser and Seller setting forth its resolution of the disputed matters. The Preliminary Working Capital, after giving effect to any Agreed Adjustments and to the resolution of disputed matters by the Independent Accountant, shall be final and binding as the Closing Working Capital for purposes of this Agreement but shall not limit the representations, warranties, covenants and agreements of the Parties set forth elsewhere in this Agreement.
(e)    The Parties hereto shall make available to Purchaser, Seller and, if applicable, the Independent Accountant, such books, records and other information (including work papers) as any of the foregoing may reasonably request to prepare or review the Preliminary Accounting Report or any matters submitted to the Independent Accountant. The fees and expenses of the Independent Accountant hereunder shall be paid 50% by Purchaser and 50% by Seller.
2.04    Adjustment.
Promptly (but not later than five (5) days) after the determination of the Closing Working Capital pursuant to Section 2.03 that is final and binding as set forth therein:
(a)    If the Closing Working Capital exceeds both $[***] and the Estimated Working Capital, determined in accordance with Section 2.02, Purchaser shall pay to Seller, by wire transfer of immediately available funds to such bank account of Seller as Seller shall designate in writing to Purchaser, an amount equal to (i) the excess of the Closing Working Capital over $[***], minus (ii) the amount in clause (b) of Section 3.02(a), if any, plus (iii) the amount in clause (c) of Section 3.02(a), if any.
(b)    If the Closing Working Capital exceeds $[***], but is less than the Estimated Working Capital, determined in accordance with Section 2.02, Seller shall pay to Purchaser, by wire transfer of immediately available funds to such bank account of Purchaser as Purchaser shall designate in writing to Seller, an amount equal to (A) the amount in clause (b) of Section 3.02(a), if any, minus (B) the excess of the Closing Working Capital over $[***].
(c)    If the Closing Working Capital is less than both $[***] and the Estimated Working Capital, determined in accordance with Section 2.02, Seller shall pay to Purchaser, by wire transfer of immediately available funds to such bank account of Purchaser as Purchaser shall designate in writing to Seller, an amount equal to (i) the excess of $[***] over the Closing Working Capital (for avoidance of doubt, if the Closing Working Capital is a negative number, such excess shall be calculated by adding $[***] to the absolute value of the Closing Working Capital), minus (ii) the amount in clause (c) of Section 3.02(a), if any, plus (iii) the amount in clause (b) of Section 3.02(a), if any.

(d)    If the Closing Working Capital is less than $[***], but is greater than the Estimated Working Capital, determined in accordance with Section 2.02, Purchaser shall pay to Seller, by wire transfer of immediately available funds to such bank account of Seller as Seller shall designate in writing to Purchaser, an amount equal to (A) the amount in clause (c) of Section 3.02(a), if any, minus (B) the excess of $[***] over the Closing Working Capital (for avoidance of doubt, if the Closing Working Capital is a negative number, such excess shall be calculated by adding $[***] to the absolute value of the Closing Working Capital).
(e)    If the Closing Working Capital is equal to $[***] or $[***], or is between $[***] and $[***], (i) Purchaser shall pay to Seller, by wire transfer of immediately available funds to such bank account of Seller as Seller shall designate in writing to Purchaser, an amount equal to the amount in clause (c) of Section 3.02(a), if any, and (ii) Seller shall pay to Purchaser, by wire transfer of immediately available funds to such bank account of Purchaser as Purchaser shall designate in writing to Seller, the amount in clause (b) Section 3.02(a), if any.
ARTICLE III
CLOSING
3.01    Closing.
The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place as soon as practicable at a time and on a date to be specified by the Parties (the “Closing Date”), which shall be no later than the second (2nd) Business Day after satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions). The Closing shall take place at such location as the Parties may agree or via the electronic exchange of execution versions of the other Transaction Documents and the signature pages thereto via facsimile or via email by .pdf.
3.02    Payment on the Closing Date.
(a)    At the Closing, Purchaser shall deliver to Seller in cash, by wire transfer of immediately available funds to such bank account of Seller as Seller shall designate in writing to Purchaser at least three (3) Business Days prior to the Closing, an amount equal to (a) $47,250,000, plus (b) the excess, if any, of the Estimated Working Capital, determined in accordance with Section 2.02, over $[***], less (c) the excess, if any, of $[***] over the Estimated Working Capital (for avoidance of doubt, if the Estimated Working Capital is a negative number, such excess shall be calculated by adding $[***] to the absolute value of the Estimated Working Capital), less (d) $237,500 (the “Escrow Fund”).
(b)    At the Closing, Purchaser shall deliver to Wilmington Trust N.A. (the “Escrow Agent”) an amount in cash equal to the Escrow Fund, by wire transfer of immediately available funds to such bank account of the Escrow Agent as is designated in an escrow agreement substantially in the form of Exhibit A attached hereto (the “Escrow Agreement”). The Escrow Fund shall be held pursuant to the provisions of the Escrow Agreement and shall be held by the Escrow Agent as collateral and partial security to secure the rights of the Purchaser Indemnified Persons under Article VIII. The Escrow Fund shall be held by the Escrow Agent until 11:59 p.m. Pacific time on the date that is thirteen (13) months after the Closing Date (the “Escrow Period”); provided, however, that in the event any Purchaser Indemnified Person has made a claim under Article VIII prior to the end of the Escrow Period, then, in accordance with and subject to the terms and conditions of the Escrow Agreement, the Escrow Period shall continue in respect of that portion of the Escrow Fund subject to the claim (and the Escrow Agent shall continue to hold such portion of the Escrow Fund in escrow) until such claim is fully and finally resolved.

3.03    Procedures for Certain Assigned Assets Not Freely Transferable; Shared Contracts; Personal Data.
(a)    If any property or asset included in the Assigned Assets, including any Transferred Contract, is not assignable or transferable to Purchaser, either by virtue of the provisions thereof or under applicable Law, without the Consent of one or more third parties (each, a “Non-Assignable Right”), and any such Consent cannot be obtained prior to the Closing Date and the Closing occurs, then, notwithstanding anything to the contrary in this Agreement or any other Transaction Document, (i) this Agreement, such Transaction Document, and any related instruments of transfer shall not constitute an assignment or transfer of the Non-Assignable Right, and the Parties shall each use commercially reasonable efforts to obtain such Consent as soon as possible after the Closing Date; and (ii) the Parties shall each use commercially reasonable efforts to obtain for Purchaser (but without any obligation of Seller to expend a material amount of money, commence litigation or offer or grant any material financial or other accommodation to any third party) substantially all of the practical benefit of such Non-Assignable Right, including the economic benefits in favor of Seller under such Non-Assignable Right (in the form of receivables, payments or other economic consideration payable to Seller) to the extent Purchaser performs all covenants, obligations and responsibilities of Seller in exchange for which such economic benefits become payable, and Purchaser shall perform all covenants, obligations and responsibilities of Seller with respect to such Non-Assignable Right to the extent Purchaser would have been responsible therefor if such Consent had been obtained and such Non-Assignable Right had been assigned to Purchaser, including by (1) entering into appropriate and reasonable alternative arrangements on terms mutually agreeable to Purchaser and Seller and (2) subject to the consent and control of Purchaser, enforcing, at the cost and for the account of Purchaser, any and all rights of Seller against the other party thereto arising out of the breach or cancellation thereof by such other party or otherwise.

(b)    Purchaser agrees and acknowledges that Shared Contracts shall not constitute Assigned Assets and shall not be assigned by Seller or any of its Affiliates to Purchaser. With respect to any Shared Contract, Seller shall, following the date hereof and continuing for a period of one hundred and twenty (120) days after the Closing Date, cooperate with Purchaser in any commercially reasonable manner in connection with Purchaser’s efforts to obtain the agreement of the other party or parties to any such Shared Contract to enter into a separate agreement with Purchaser with respect to the matters covered by such Shared Contract pertaining to the Business or the Business Products; provided, that, neither Seller nor any of its Affiliates shall have (i) any Liability to Purchaser under this Agreement arising out of or relating to Purchaser’s failure to obtain any such separate agreement, or (ii) any obligation to incur any expense or pay any amount to such third parties or Purchaser or its Affiliates in connection with the foregoing. Notwithstanding the foregoing, Purchaser and its Affiliates shall, following the Closing, (i) bear the sole responsibility for completion of the work or provision of goods and services under the Allscripts Shared Contracts, (ii) bear all Taxes with respect to, or arising out of, the Allscripts Shared Contracts, (iii) be solely responsible for any warranty under, or breach of, the Allscripts Shared Contracts, and any repurchase, indemnity and service obligations thereof, and (iv) promptly reimburse the reasonable costs and expenses of the Seller and its Affiliates related to the Allscripts Shared Contracts, in each case (A) solely to the extent arising out of or related to the Business, the Business Products, or the Assigned Assets following the Closing and (B) under the terms of each such Allscripts Shared Contract as in effect as of the date hereof or, if later solely in the case of an end-user license agreement that is an Allscripts Shared Contract, as of the date such Allscripts Shared Contract is entered into; provided, however, that, for avoidance of doubt, Purchaser and its Affiliates shall not bear or have any responsibility for, or with respect to, any portion of Seller or its Affiliates’ obligations or liabilities with respect to any “Bookings” or the “NantHealth Bookings Commitment” (each as defined in the Allscripts Resale Contract) thereunder, and Seller and its Affiliates shall retain all rights to referral fees and other benefits with respect to such “Bookings” and the “NantHealth Bookings Commitment.” Notwithstanding anything to the contrary contained herein, Purchaser agrees to use commercially reasonable efforts to, within [***] from the Closing Date, enter into such amendments or modifications to the Allscripts Resale Contract as may be reasonably necessary to remove or otherwise delete, on a going-forward basis, all provisions from the Allscripts Resale Contract as they relate to the Business, the Business Products, or the Assigned Assets.
(c)    With respect to any Personal Data contained in marketing lists included in the Assigned Assets (the “Marketing Personal Data”), notwithstanding anything to the contrary in this Agreement or any other Transaction Document, (i) Seller will use commercially reasonable efforts, within fourteen (14) days after the Closing, to notify the data subjects to which such Marketing Personal Data relates of the potential transfer of such Marketing Personal Data to Purchaser, and allowing such data subjects the ability to opt-out from receiving further communications; (ii) such Marketing Personal Data will be transferred to Purchaser by Seller only for those data subjects who have not opted out pursuant to Section 3.03(c)(i).
3.04    Withholding.
Notwithstanding anything to the contrary contained in this Agreement, Purchaser and any other party making a payment pursuant to any Transaction Document shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to such Transaction Document any amounts required to be deducted and withheld under the Code or any other provision of federal, state, local, or non-U.S. law relating to Taxes. To the extent that amounts are so withheld or deducted and are remitted to the applicable Governmental Entity, such withheld or deducted amounts shall be treated for all purposes as having been paid to the Person in respect of which such deduction or withholding was made.

3.05    Wrong Pocket Provisions.
(a)    If, at any time following the Closing, Seller becomes aware that any Assigned Asset which should have been transferred to Purchaser pursuant to the terms of this Agreement and the other Transaction Documents was not transferred to Purchaser as contemplated by this Agreement or another Transaction Document, then Seller shall promptly transfer or cause its Affiliates to transfer such Assigned Asset to Purchaser for no additional consideration.
(b)    If, at any time following the Closing, Seller becomes aware that any Assumed Liability (whether arising prior to, at or following the Closing) which should have been assumed by Purchaser pursuant to the terms of this Agreement and the other Transaction Documents was not assumed by Purchaser as contemplated by this Agreement or another Transaction Document, then Purchaser shall promptly assume or cause its Affiliates to assume such Assumed Liability for no additional consideration.
(c)    If, at any time following the Closing, Purchaser becomes aware that any Excluded Asset which should have been retained by Seller pursuant to the terms of this Agreement or another Transaction Document was transferred to Purchaser, then Purchaser shall promptly transfer or cause its Affiliates to transfer such Excluded Asset to Seller for no additional consideration.
(d)    If, at any time following the Closing, Purchaser becomes aware that any Excluded Liability (whether arising prior to, at or following the Closing) which should have been retained by Seller pursuant to the terms of this Agreement or another Transaction Document was assumed by Purchaser, then Seller shall promptly assume or cause its Affiliates to assume such Excluded Liability for no additional consideration.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF SELLER
Except as set forth in the Disclosure Schedule (and subject to the terms set forth in the following sentence), Seller hereby represents and warrants to Purchaser that the following representations and warranties are true and correct as of the date hereof (except where a representation or warranty is made herein as of a specified date) (other than as set forth in Section 4.26). The Disclosure Schedule is arranged in sections corresponding to the numbered and lettered sections and subsections contained in this Article IV, and the disclosures in any section or subsection of the Disclosure Schedule shall qualify each other section and subsection in this Article IV to the extent it is reasonably apparent from a reading of the text of the disclosure that such disclosure is applicable to such other sections and subsections.
4.01    Organization and Power.
Seller (a) is a corporation duly organized, validly existing and in good standing under the Laws of the state of Delaware, and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as currently conducted and (b) is qualified to do business and in good standing in every jurisdiction in which its ownership of property or the conduct of business as now conducted requires it to be so qualified, except where the failure to be so qualified would not reasonably be expected to have a Seller Material Adverse Effect.

4.02    Authorization; No Breach; Valid and Binding Agreement.
(a)    Seller has all requisite corporate power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is or will be a party and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by Seller of this Agreement and the other Transaction Documents to which it is or will be a party and the consummation by Seller of the transactions contemplated hereby and thereby have been duly and validly approved by all requisite corporate action and do not require any further authorization of Seller or any consent or authorization of Seller’s stockholders.
(b)    The execution, delivery, and performance by Seller of this Agreement and the other Transaction Documents to which it is or will be a party and the consummation of the transactions contemplated hereby and thereby do not and shall not (i) violate, conflict with, result in any breach of, or constitute a default under any of the provisions of any of the Seller Organizational Documents; (ii) conflict with, in any material respect, or result in any violation of or default under, in any material respect, or give rise to a right of termination, cancellation, acceleration or modification of any material obligation to or loss of a material benefit under, or to increased, additional, accelerated or guaranteed material rights or entitlements of any Person under, any Material Contract; (iii) result in a material breach or material violation by Seller of any of the terms, conditions or provisions of any Law or Order to which Seller is subject or by which the Assigned Assets are bound; or (iv) result in the imposition of any material Lien (other than a Permitted Lien) over the Assigned Assets.
(c)    This Agreement and each other Transaction Document to which Seller is a party have been or will be, upon execution and delivery by Seller, duly executed and delivered by Seller and, assuming that this Agreement and such Transaction Documents are valid and binding obligations of Purchaser and the other parties thereto, this Agreement and each of such Transaction Documents constitute or will constitute valid and binding obligations of Seller, enforceable in accordance with the terms hereof and thereof, subject to the effect of (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws now or hereafter in effect relating to rights of creditors generally, and (ii) rules of Law and equity governing specific performance, injunctive relief and other equitable remedies (collectively, the “Enforceability Exceptions”).
4.03    Consents.
Section 4.03(a) of the Disclosure Schedule contains a true and complete list of all Consents and approvals of, and all filings, notices and registrations with, any Person to, or as a result of the consummation of, the transactions contemplated hereby or by the other Transaction Documents to which Seller is a party that are required to be obtained or made by Seller.
4.04    Tax Matters.
(a)    To the extent that failure to do so would result in a material adverse impact on Seller’s ability to transfer the Assigned Assets or the Business to Purchaser or otherwise result in Liens that would materially impact Purchaser’s use of the Assigned Assets or the conduct of the Business after the Closing or that would result in the imposition of any Tax on Purchaser or any of its Affiliates or with respect to any of their assets, Seller (i) has timely filed all Tax Returns that are required to be filed by it or with respect to the Business or the Assigned Assets (taking into account any extensions of time to file) and all such Tax Returns are true, complete and accurate and were completed in accordance with applicable Law, and (ii) has timely paid all Taxes required to be paid, whether or not reflected on any Tax Return.

(b)    To the extent that failure to do so would result in a material adverse impact on Seller’s ability to transfer the Assigned Assets or the Business to Purchaser or otherwise result in Liens that would materially impact Purchaser’s use of the Assigned Assets or the conduct of the Business after the Closing or that would result in the imposition of any Tax on Purchaser or any of its Affiliates or with respect to any of their assets, Seller has withheld or collected from each payment made to each of its Employees, stockholders, and other third parties, the amount of all Taxes required to be withheld or collected therefrom, including federal, state, local, and non-U.S. income Taxes, federal excise Taxes, Federal Insurance Contribution Act Taxes and Federal Unemployment Tax Act Taxes, and has timely paid the same to the proper Governmental Entity.
(c)    Except as would not result in a material adverse impact on Seller’s ability to transfer the Assigned Assets or the Business to Purchaser or otherwise result in Liens that would materially impact Purchaser’s use of the Assigned Assets or the conduct of the Business after Closing and as would not result in the imposition of any Tax on Purchaser or any of its Affiliates or with respect to any of their assets:
(i)    with respect to any period for which Tax Returns have not yet been filed or for which Taxes are not yet due or owing, Seller has made due and sufficient accruals for such Taxes on its financial statements, as adjusted for the passage of time until the Closing;
(ii)    Seller does not have Liability for the Taxes of any other Person as a transferee or successor, as the result of being or having been a member of an affiliated group as defined in Section 1504 of the Code (or analogous combined, consolidated or unitary group defined under state, local or foreign income Tax Law), by Contract (other than this Agreement), or otherwise, that would bind Purchaser or any of its Affiliates after the Closing Date;
(iii)    there is no material Tax deficiency outstanding, assessed or proposed against Seller, nor has Seller executed any outstanding waiver of any statute of limitations on or extension of the period for the assessment or collection of any material Tax which is still outstanding;
(iv)    Seller is not the subject of a Tax audit or examination with respect to any material Taxes of Seller, nor has Seller been notified by any Governmental Entity in writing of any request for such an audit or other examination;
(v)    no adjustment relating to any Tax Return filed by Seller has been proposed in writing by any Governmental Entity to Seller or any representative thereof;
(vi)    Seller is not a party to or bound by (i) any Tax sharing, Tax allocation or Tax indemnification agreement, or (ii) any closing or other agreement or ruling with any Governmental Entity with respect to Taxes; and
(vii)    no written claim has been made by any Tax authority in a jurisdiction where Seller has not filed a Tax Return that it is or may be subject to Tax by such jurisdiction.
(d)    There are (and immediately following the Closing there shall be) no Liens on the Assigned Assets relating to or attributable to Taxes other than Liens for Taxes not yet due and payable.
(e)    None of the Assumed Liabilities is an obligation to make a payment that is not deductible under Section 280G of the Code or to compensate any individual for excise Taxes paid pursuant to Section 4999 of the Code.

(f)    No Assigned Asset (i) is property required to be treated as owned by another Person pursuant to the provisions of Section 168(f)(8) of the Internal Revenue Code of 1954, as amended and in effect immediately prior to the enactment of the Tax Reform Act of 1986, (ii) constitutes “tax-exempt use property” within the meaning of Section 168(h) of the Code, (iii) is “tax-exempt bond financed property” within the meaning of Section 168(g) of the Code, (iv) secures any debt the interest of which is tax-exempt under Section 103(a) of the Code or (v) is subject to a 467 rental agreement as defined in Section 467 of the Code.
(g)    None of the Acquired Assets are an interest in a Person classified as a partnership, a corporation or a disregarded entity for U.S. federal, state or local income tax purposes.
4.05    Material Contracts.
(a)    Section 4.05(a) of the Disclosure Schedule sets forth a complete and accurate list of all Material Contracts currently in effect as of the date hereof. For purposes of this Agreement, “Material Contracts” means the following Contracts to which Seller is a party:
(i)    any Transferred Contract involving payment obligations of, or to, Seller in excess of $[***] per annum;
(ii)    any Transferred Contract with respect to a joint venture, partnership or other similar agreement;
(iii)    any Contract relating to mortgaging, pledging or otherwise placing a Lien on any of the Assigned Assets (other than a Permitted Lien and Liens in respect of Indebtedness that shall be released in full as of the Closing Date);
(iv)    any Contract imposing any limitation or restriction on the right or ability of Seller: (A) to compete with any other Person with respect to the Business and/or the Business Products or to engage in the Business in any geographical area or (B) to develop, manufacture, assemble, sell, market, import or distribute the Business Products;
(v)    any Transferred Real Property Lease;
(vi)    any settlement agreement under which Seller has material ongoing obligations with respect to the Business or the Business Products;
(vii)    any Contract that provides for the sale of any Assigned Asset or the grant of any preferential rights to purchase any material Assigned Asset, in each case, outside of the ordinary course of business;
(viii)    any Contract between Seller and any customer or supplier described in Section 4.13(a) of the Disclosure Schedule or Section 4.13(b) of the Disclosure Schedule, respectively;
(ix)    any Transferred Contract that grants “most favored nation” status, rights of first refusal, rights of first negotiation or similar rights to any other Person;
(x)    any Contract that grants to any other Person exclusive rights to purchase any of the Assigned Assets or the Business Products;

(xi)    any Transferred Contract that contains “requirements” provisions or other provisions obligating Seller to purchase or obtain a minimum or specified amount of any product or service from any Person or contains minimum sales or volume provisions;
(xii)    any Contract primarily related to the Business or the Assigned Assets that is between or among Seller, on the one hand, and any director, officer or other Affiliate of Seller, on the other hand, excluding Contracts regarding the terms or conditions of service, or salary, bonus or other compensation, for any such director, officer or other Affiliate in connection with employment, independent contractor or director services to Seller;
(xiii)    any Contract, pursuant to which any rights, covenants or licenses to or under any Intellectual Property Rights are granted to Seller with respect to the Business or the Business Products (other than (A) standard end user license agreements for generally commercially available off-the-shelf software entered into in the ordinary course of business; (B) licenses for Open Source Software described in Section 4.06(h) of the Disclosure Schedule and (C) contracts with suppliers entered into in the ordinary course of business pursuant to which Seller is only granted non-exclusive licenses from such suppliers), and any Contract pursuant to which any rights, covenants, or licenses to or under any Assigned Intellectual Property are granted to any other Person (other than non-exclusive object code licenses granted to customers of Seller in the ordinary course of business consistent with past practice); and
(xiv)    any other Contract that is required for the use of the Assigned Assets or the operation of the Business and not previously disclosed in Section 4.05(a) of the Disclosure Schedule or on Schedule 3.03(b) that either (A) involves payment obligations of, or to, Seller, in excess of $[***] per annum, or (B) if terminated or expired, could not be replaced with a substantially similar contract on substantially similar financial terms as the terminated or expired Contract.
(b)    Each Material Contract is in full force and effect according to its terms (subject to the Enforceability Exceptions) and has not been validly terminated, and to the knowledge of Seller, no Material Contract has been breached in any material respect by Seller, cancelled by Seller or, cancelled or threatened to be cancelled by any other party thereto. Seller has made available to Purchaser a correct and complete copy of each Material Contract (including any amendments thereto).
(c)    Each Government Contract that primarily relates to the Business, the Business Products or the Assigned Assets is set forth on Section 4.05(c) of the Disclosure Schedule.
4.06    Intellectual Property.
(a)    Section 4.06(a) of the Disclosure Schedule lists, to the knowledge of Seller, all Patents, Patent applications (including provisional applications), registered Trademarks, applications to register Trademarks, intent-to-use applications, or other registrations or applications related to Trademarks, registered Copyrights and applications for Copyright registration, registered domain names and applications for domain name registrations, and any other Intellectual Property Right that is the subject of an application, certificate, filing, registration or other document issued, filed with, or recorded by any Governmental Entity included in the Assigned Assets (“Registered Intellectual Property”). For each item of Registered Intellectual Property, Section 4.06(a) of the Disclosure Schedule specifies as to each, (i) the nature of such item, (ii) the jurisdictions in which each such item has been issued or registered (if applicable) or in which any such application for such issuance and registration has been filed (if applicable), and (iii) any applicable registration or application number.

(b)    Each item of Registered Intellectual Property is subsisting and enforceable, and to the knowledge of Seller, valid. All necessary registration, maintenance and renewal fees currently due in connection with such Registered Intellectual Property have been made and all necessary documents, recordations and certificates in connection with such Registered Intellectual Property have been filed with the relevant Patent, Copyright, Trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of prosecuting, perfecting and maintaining such Registered Intellectual Property. Seller has not received any written notice alleging any inventorship challenges or any interference having been declared or threatened with respect to any Assigned Intellectual Property. To the knowledge of Seller, Seller solely and exclusively owns or has a right to use all of the Registered Intellectual Property and all other Assigned Intellectual Property (including all Transferred Technology), free and clear of any Liens other than Permitted Liens.
(c)    The operation of the Business with respect to the Existing Products and, to the knowledge of Seller, with respect to Business Products other than Existing Products, has not and does not as of the Closing Date infringe, violate or misappropriate, the Intellectual Property Rights of any other Person. There is no Action pending against Seller (i) alleging any infringement, violation or misappropriation by Seller of any third party Intellectual Property Rights related to the Business or the Business Products, or (ii) challenging Seller’s ownership, or the validity or enforceability, of any Assigned Intellectual Property. Since January 1, 2014, Seller has not received any written notices alleging any infringement, violation or misappropriation by Seller from any third party with respect to any third party Intellectual Property Rights related to the Business or the Business Products or that challenge the ownership of Seller in any Assigned Intellectual Property.
(d)    To the knowledge of Seller, no third party is infringing, violating or misappropriating any Assigned Intellectual Property, and no claims for any of the foregoing have been brought or threatened in writing against any third party by Seller.
(e)    The Assigned Intellectual Property and the licenses and other rights received under the Transferred Contracts, together with the (i) Shared Contracts, (ii) services to be provided by Seller and its Affiliates to Purchaser and its Affiliates pursuant to the Transaction Documents and (iii) the Excluded Assets set forth on Schedule 1.02(b), constitute all of the Intellectual Property Rights necessary to, or required for, the conduct of the Business as it is conducted as of the date of this Agreement with respect to the Existing Products and, to the knowledge of Seller, with respect to the Business Products other than the Existing Products. The Assigned Intellectual Property constitutes all of the Intellectual Property Rights owned by Seller and its Affiliates necessary to, or required for, the conduct of the Business as it is conducted as of the date of this Agreement (excluding with respect to services to be provided by Seller and its Affiliates to Purchaser and its Affiliates following the Closing pursuant to the Transaction Documents and the Excluded Assets set forth on Schedule 1.02(b)) with respect to the Existing Products and, to the knowledge of Seller, with respect to the Business Products other than the Existing Products.

(f)    No Assigned Intellectual Property is subject to any proceeding or outstanding Order, stipulation, or Contract restricting in any material manner the use, enforcement, transfer, or licensing thereof by Seller or which may materially affect the validity, use or enforceability of such Assigned Intellectual Property. The consummation of the transactions contemplated herein shall not (i) give rise to the forfeiture or termination or give rise to a right of forfeiture or termination of or result in any loss of, or the diminishment in value of, any Assigned Intellectual Property, including by in any way impairing the right of Purchaser to use or practice or bring any action for the infringement, unauthorized use or disclosure, or misappropriation of any Assigned Intellectual Property, (ii) result in the grant to any other Person of any right to, or with respect to, any of the Assigned Intellectual Property, or (iii) result in the disclosure of any source code for any Business Product to any other Person.
(g)    Seller has taken commercially reasonable steps to maintain the confidentiality of the Trade Secrets that are Assigned Know-How. Seller has not permitted any Trade Secrets that are Assigned Know-How to be disclosed to any Person, except pursuant to written confidentiality obligations. To Seller’s knowledge, no source code for any Business Product has been disclosed to any Person other than employees and contractors performing services for Seller. Without limiting the foregoing, each Employee, contractor and service provider involved in development of the Business Products has executed confidentiality and invention disclosure and assignment agreements protecting such Trade Secrets and confidential information, and assigning to Seller all rights, title and interest in and to any Intellectual Property Rights developed by such Employee, contractor or service provider in the course of his or her employment or work for Seller.
(h)    Section 4.06(h) of the Disclosure Schedule sets forth a complete and accurate list of all Open Source Software incorporated in the Business Products. No Open Source Software is or has been used by Seller in a manner that does, or would reasonably be expected to, require that a Business Product (including any Software thereof) be (i) disclosed or distributed in source code form, or (ii) licensed or provided to the customer on a royalty-free basis or in a manner that would allow such customer to modify, make derivative works based on, decompile, disassemble, reverse engineer or otherwise access the source code of, the Business Products.
(i)    To Seller’s knowledge, all Software of the Business Products is free of any material defects, bugs and errors and, to the knowledge of Seller, does not contain any disabling codes or instructions, spyware, Trojan horses, worms, viruses or other software routines that permit or cause unauthorized access to, or unintended disruption, impairment, disablement, or destruction of, Software, data, systems or other materials (collectively, “Contaminants”).
4.07    Title; Transferred Inventory.
(a)    Except as set forth in Section 4.07(a) of the Disclosure Schedule, Seller has good and valid title to the Assigned Assets, free and clear of all Liens (other than Permitted Liens).
(b)    Except as set forth in Section 4.07(b) of the Disclosure Schedule, all Transferred Inventory consisting of the Business Products, whether or not reflected in the Financial Statements, consists of a quality and quantity usable and salable in the ordinary course of business consistent with past practice, except for obsolete, damaged, defective or slow-moving items that have been written off. No such Transferred Inventory is held on a consignment basis.

4.08    Transferred Real Property.
(a)    Seller has good and valid title to the leasehold estates set forth on Section 4.08(a) of the Disclosure Schedule (the “Transferred Real Property”), free and clear of any Liens, other than Permitted Liens. Schedule 4.08(a) sets forth all leases, subleases, licenses or other agreements granting to Seller the right of use or occupancy of any portion of the Transferred Real Property (the “Transferred Real Property Leases”).
(b)    Except as set forth on Section 4.08(b) of the Disclosure Schedule, except as would not, individually or in the aggregate, have a Seller Material Adverse Effect, (i) all improvements located on the Transferred Real Property have received all necessary approvals of Governmental Entities (including licenses and permits) required in connection with the use thereof being made as of the date of this Agreement, and (ii) there are no outstanding unpaid assessment notices against any of the Transferred Real Property. To the knowledge of Seller, the buildings, improvements and fixtures located on the Transferred Real Property are in operating condition, ordinary wear and tear excepted, and are sufficient in all material respects for the operation of the Business in substantially the same manner as it is conducted as of the date of this Agreement.
4.09    Financial Information; No Undisclosed Liabilities.
(a)    Section 4.09(a) of the Disclosure Schedule sets forth a true, correct and complete copy of the Financial Statements. The Financial Statements have been prepared in accordance with GAAP (except (A) they do not include accompanying footnotes; (B) they are reported on a pre-tax basis and exclude all deferred tax assets and liabilities, as well as related party receivables and payables; and (C) the goodwill included in the financial statements have been reported based on the carrying amounts of such asset that were recognized by the Seller at the time the Business was acquired), consistent with the Seller’s historical methodologies and policies (but (x) excluding allocations of corporate expenses, including executive management, IT, tax, insurance, accounting, legal and treasury services, and (y) excluding allocation of interest expense related to the Seller’s interest-bearing debt), and fairly present in all material respects the (i) net inventory and net property, plant and equipment of the Business as of the date indicated therein, and (ii) related direct net revenues and total net expenses for the periods indicated therein.
(b)    There are no material liabilities or obligations, whether accrued, absolute, contingent or otherwise (including unasserted claims), included in the Assumed Liabilities, except (i) as included, reserved against or reflected in the Financial Statements, (ii) as covered by the subject matter of the representations and warranties set forth in this Article IV (other than this Section 4.09), (iii) for those arising in the ordinary course of business consistent with past practice, or (iv) for those arising in connection with or as a result of the transactions contemplated by this Agreement.
4.10    Absence of Certain Changes.
Except as set forth on Section 4.10 of the Disclosure Schedule, since September 30, 2019, Seller has operated the Business in the ordinary course of business consistent with past practice, and there has been no (a) event that would constitute a breach or violation of any of the covenants set forth in Section 6.02(b) had such covenant applied since September 30, 2019, (b) receipt of notice that there has been a material loss of, or material order cancellation by, any customer or supplier of the Business described in Section 4.13(a) of the Disclosure Schedule or Section 4.13(b) of the Disclosure Schedule, respectively, or (c) other event or condition of any character that has had or would reasonably be expected to have a Seller Material Adverse Effect.

4.11    Litigation.
(a)    There is no Action pending, or, to the knowledge of Seller, threatened in writing against Seller primarily related to the Business, the Business Products or the Assigned Assets. Seller is not subject to any Order primarily relating to the Business or the Assigned Assets.
(b)    There is no Action pending or threatened by Seller against any other Person primarily related to the Business, the Business Products or the Assigned Assets.
(c)    There is no Action pending or, to the knowledge of Seller, threatened in writing against Seller, which challenges the validity of this Agreement, the other Transaction Documents, or the transactions contemplated hereby or thereby or which otherwise seeks to delay, limit or enjoin the transactions contemplated hereby or thereby.
4.12    Accounts Receivable.
The accounts receivable reflected on the Financial Statements and the accounts receivable arising after the date thereof have arisen from bona fide transactions entered into by Seller involving the sale of goods or the rendering of services in the ordinary course of business consistent with past practice. The reserve for bad debts shown on the Financial Statements or, with respect to accounts receivable arising after September 30, 2019, on the accounting records of Seller have been determined in accordance with Seller’s historical accounting practices, consistently applied, subject to normal year-end adjustments and the absence of disclosures normally made in footnotes.
4.13    Principal Customers and Suppliers.
(a)    Section 4.13(a) of the Disclosure Schedule contains a true and complete list of the names and addresses of the ten (10) largest customers of the Business, as measured by the Business’ sales of goods or services during the one (1)-year period ended on September 30, 2019. In the last twelve (12) months, no such customer (i) has cancelled or terminated its relationship with Seller or (ii) has advised Seller in writing of its intention to cancel, suspend or otherwise terminate its relationship with Seller, or to materially and adversely change the terms upon which it pays for goods or services from Seller.
(b)    Section 4.13(b) of the Disclosure Schedule contains a true and complete list of the ten (10) largest suppliers of the Business, as measured by the Business’ purchases of goods or services during the one (1)-year period ended on September 30, 2019. No such supplier (i) has cancelled, suspended or otherwise terminated such relationship with Seller or (ii) has advised Seller of its intention to cancel, suspend or otherwise terminate such relationship with Seller, to increase its pricing for goods and services supplied to the Business, to curtail its accommodations, sales or services to the Business or to materially and adversely change the terms upon which it sells products to Seller. Except as set forth in Section 4.13(b) of the Disclosure Schedule, to the knowledge of Seller, there are no current material restrictions or reasonably anticipated material restrictions, on the supply of goods and services to the Business. At no time during the one (1)-year period ended on September 30, 2019 (A) have the sales or other business operations of Seller primarily related to the Business been materially and adversely affected by shortages or availability of goods or services necessary to sell the Business Products, or (B) have there been any material defaults or failures to perform under any supply agreements or contracts or any material disputes with any supplier listed in Section 4.13(b) of the Disclosure Schedule.

4.14    Governmental Consents.
Except for any consent, approval or authorization which would not reasonably be expected to result in a Seller Material Adverse Effect, no consent, approval or authorization of any Governmental Entity is required to be obtained by Seller in connection with its execution, delivery and performance of this Agreement, the other Transaction Documents, or the consummation by Seller of the transactions contemplated hereby and thereby.
4.15    Compliance with Laws; Permits.
(a)    Except with respect to the matters that are the subject of Section 4.04, Section 4.06, Section 4.15(c), Section 4.18, and Section 4.23, Seller is, and since January 1, 2016, has been, and continues to be, operating in compliance in all material respects with all applicable Laws applicable to the Business and the Assigned Assets. Seller has not received written notice alleging any actual or potential material violations of applicable Law applicable to the Business or the Assigned Assets since January 1, 2016, and to the knowledge of Seller, Seller is not under investigation with respect to any actual or alleged material violation of any Law or Order applicable to the Business or the Assigned Assets.
(b)    Except as set forth in Section 4.15(b) of the Disclosure Schedule, (i) all material Transferred Permits are validly held by Seller or its Affiliates, and Seller or the applicable Affiliate has complied in all material respects with, and is in compliance in all material respects with, the terms and conditions thereof, (ii) since January 1, 2016, neither Seller nor any of its Affiliates has received written notice of any Action relating to the revocation or modification of any such material Transferred Permits, and (iii) none of such material Transferred Permits would reasonably be expected to be subject to suspension, modification, revocation or nonrenewal as a result of the execution and delivery of this Agreement, or the other Transaction Documents, or the consummation by Seller of the transactions contemplated hereby and thereby.
(c)    Seller has at all times complied with all applicable Laws with respect to the Business and the Assigned Assets regarding anti-corruption and the use of funds for political activity or commercial bribery, including the FCPA. Seller has not, with respect to the Business, the Assigned Assets or this Agreement: (i) used or allocated for use any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity; (ii) made or promised to make any payment or transfer anything of value, directly or indirectly to any Government Official or to any other individual or entity, while knowing that all or part of the payment would be shared with a Government Official, individual or entity, for the purpose of securing any improper advantage; (iii) offered or received any illegal discounts, rebates or kickbacks in violation of applicable Laws; or (iv) otherwise made or received any payments or transfers of value that have the purpose or effect of public or commercial bribery, acceptance or acquiescence in extortion, kickbacks or other unlawful or improper means of obtaining or securing business. To the knowledge of Seller, no director, Employee or direct or indirect owner of Seller, or any third party intermediary with respect to the Business or the Assigned Assets, is a Government Official or close family member or designee of such a Government Official.

4.16    Financial Information and Internal Controls.
Seller maintains books, records and accounts which, in reasonable detail, accurately and fairly reflect its transactions, assets and liabilities and maintains a system of internal accounting controls designed to provide reasonable assurance that: (i) its transactions are executed in accordance with management’s general or specific authorization; (ii) its transactions are recorded as necessary to permit the preparation of the financial statements of Seller in conformity with GAAP and to maintain accountability for its assets; (iii) access to its assets is permitted only in accordance with management’s general or specific authorization; (iv) the recorded accountability for its assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences; and (v) it does not maintain unlawful or unrecorded or “off-the-books” accounts or more than one set of books, records or accounts.
4.17    Insurance.
Section 4.17 of the Disclosure Schedule contains a true and complete list (including the name of the insurer, policy number, coverage amount, deductible amount, premium amount and expiration date) of all insurance policies, and bonds and self-insurance arrangements currently maintained by Seller that cover or purport to cover risks or losses to or associated with the Business, including the operations, premises, properties, assets, employees, agents, managers, members, officers and directors of Seller, in each case, as it relates to the Business. The insurance policies, bonds and arrangements described in Section 4.17 of the Disclosure Schedule (the “Policies”) are in full force and effect. Neither Seller nor any of its Affiliates has received any written notice of pending or threatened cancellation of any Policy, and, to the knowledge of Seller, no claim or coverage under any Policy is currently being disputed.
4.18    Privacy and Data Security.
(a)    Seller complies, and has at all times since January 1, 2013 complied, in all material respects with all Privacy and Information Security Requirements applicable to the Business and the Assigned Assets. Neither Seller nor, to the knowledge of Seller, any other Person, has since January 1, 2013 received any written notice or other communication, from any Governmental Entity or otherwise, regarding any actual or asserted violation of, or failure to comply with, any Privacy and Information Security Requirement by Seller with respect to the Business and the Assigned Assets. There is not currently pending, and there has not been since January 1, 2013, any Action against Seller alleging any violation of or failure to comply with, any Privacy and Information Security Requirement by Seller with respect to the Business or the Assigned Assets.
(b)    Seller has not, with respect to the Business and the Assigned Assets since January 1, 2013, suffered a material security breach resulting in any unauthorized Processing of any Personal Data or confidential information Processed by Seller in the conduct of the Business. Seller has not since January 1, 2013, notified, or been required to notify, any Person of any information security breach involving Personal Data or confidential information processed by Seller, or on its behalf, with respect to the Business or the Assigned Assets.
(c)    Seller has, in all material respects, provided all requisite notices and obtained all required consents, and satisfied all other requirements (including but not limited to notification to Governmental Entities), necessary for the Processing (including international and onward transfer) of all Personal Data in connection with the conduct of the Business and the Assigned Assets as currently conducted and in connection with the consummation of the transactions contemplated hereunder.

(d)    Seller has since January 1, 2013, implemented with respect to the Business and the Assigned Assets, and maintains compliance in all material respects with, reasonable security measures (including data protection policies and procedures concerning the Processing of Personal Data, and training, use testing, audits or other documented mechanisms designed to ensure and monitor compliance with such policies and procedures) designed to ensure compliance in all material respects with all Privacy and Information Security Requirements. Seller has in place commercially reasonable disaster recovery and business continuity plans and procedures with respect to the Business and the Assigned Assets. Seller has required all vendors that Process Personal Data in connection with the conduct of the Business on its behalf to employ commercially reasonable security measures that comply in all material respects with all Privacy and Information Security Requirements.
(e)    The IT Systems and Business Products, to the knowledge of Seller, contain no code designed to disrupt, disable, harm, distort, or otherwise impede in any material respect the legitimate operation of such IT Systems or Business Products (including what are sometimes referred to as “viruses”, “worms”, “time bombs”, or “back doors”) that have not been fully removed or remedied. The Business and the Assigned Assets have not, since January 1, 2013, except as has not been and would not reasonably be expected to be material to the Business, experienced any disruption to, or interruption in, the conduct of the Business attributable to unauthorized access to, or introduction of a virus or other malicious programming within, the IT Systems or Business Products.
(f)    Notwithstanding the generality of the foregoing, Seller has, and has at all times since January 1, 2013 had, privacy and security policies, procedures and safeguards applicable to the Business and the Assigned Assets that comply in all material respects with then-applicable requirements of Health Care Privacy Laws (collectively, “Health Care Privacy and Security Policies”) and has complied in all material respects with such Health Care Privacy and Security Policies. Seller has, since January 1, 2016, to the extent required for compliance in all material respects with Health Care Privacy Laws in the conduct of the Business, entered into written and signed business associate agreements with each Person who is a “business associate” (as defined in HIPAA) of such Person and has a written and signed business associate agreement with each “covered entity” (as defined in HIPAA) and business associate of which such person is a business associate. Since January 1, 2016, except as has not been and would not reasonably be expected to be material to the Business or the Assigned Assets, no “breach” (as defined in HIPAA) has occurred with respect to unsecured “protected health information” (as defined in HIPAA) in the possession or under the control of Seller or, to the knowledge of Seller, its business associates with respect to the Business or the Assigned Assets.
4.19    Assigned Assets; Solvency.
(a)    Except as set forth in Section 4.19(a) of the Disclosure Schedule, the Assigned Assets, together with (a) the Shared Contracts, and (b) the services to be provided by Seller and its Affiliates to Purchaser and its Affiliates pursuant to the Transaction Documents, constitute all of the rights and assets necessary to, or required for, the conduct of the Business as it is conducted as of the date of this Agreement; provided, that, with respect to the Business Products that are not Existing Products, the foregoing representation and warranty is made subject to the knowledge of Seller. Except as set forth in Section 4.19(a) of the Disclosure Schedule, the Assigned Assets, together with (i) the Shared Contracts, and (ii) the services to be provided by Seller and its Affiliates to Purchaser and its Affiliates pursuant to the Transaction Documents are sufficient in all material respects for the conduct of the Business in substantially the same manner as it is conducted as of the date of this Agreement.

(b)    Seller is not entering into this Agreement with the actual intent to hinder, delay, or defraud any creditor of Seller. The Assigned Assets do not constitute all or substantially all of the assets of Seller. The remaining assets of Seller after the Closing shall not be unreasonably small in relation to the business in which Seller shall engage after the Closing. Upon and immediately following the Closing Date, after giving effect to all of the transactions contemplated by this Agreement (including the payment of the Purchase Price), Seller shall not be insolvent and shall have sufficient capital to continue in business and pay its debts as they become due.
4.20    No Brokers.
There are no claims for brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated by this Agreement based on any Contract made by or on behalf of Seller for which Purchaser would be liable following the Closing.
4.21    Product Liability and Product Warranty.
Section 4.21 of the Disclosure Schedule contains a copy of Seller’s standard terms and conditions for its customers for the Business Products. To the knowledge of Seller, since January 1, 2016, no Business Products have been out of conformity with any applicable warranties so as to subject it or the Business to Liability beyond rework or replacement of the Business Product in the ordinary course of business consistent with past practice, and, Seller does not have any Liability for other material damages in connection therewith other than return, rework or replacement of nonconforming Business Products in the ordinary course of business consistent with past practice. Except for warranty obligations and returns in the ordinary course of business consistent with past practice, there are no outstanding or, to the knowledge of Seller, threatened warranty claims against Seller, the Business or the Assigned Assets. Since January 1, 2016, there have been no product recalls with respect to any of the Business Products, and, to the knowledge of Seller, there are no recalls of any Business Products currently under consideration. Except for ordinary course inquiries by Governmental Entities and except as would not have a Seller Material Adverse Effect, there are not presently pending, or, to the knowledge of Seller, threatened in writing, any civil, criminal or administrative actions, suits, demands, claims, hearings, notices of violation, investigations, proceedings or demand letters relating to any alleged hazard or alleged defect in design, manufacture, materials or workmanship, including any failure to warn or alleged breach of express or implied warranty or representation, relating to any Business Product manufactured, distributed or sold by or on behalf of the Business.
4.22    Product Registrations.
Section 4.22 of the Disclosure Schedule sets forth, as of the date of this Agreement, a list of the marketing approvals, clearances or other authorizations necessary to market the Business Products and granted to Seller or its Affiliates by, or pending with, any Governmental Entity (the “Product Registrations”), except for those approvals, clearances and authorizations that are not material to the Business. All Business Products sold under the Product Registrations are manufactured and marketed in accordance with the specifications and standards contained in such Product Registrations, except where the failure to comply therewith would not have a Seller Material Adverse Effect.

4.23    Environmental Matters.
Except as would not, individually or in the aggregate, have a Seller Material Adverse Effect, Seller, with respect to the Business, (a) is, and, since January 1, 2016, has been, in compliance in all material respects with applicable Environmental Laws; (b) has not received any written communication from any Person alleging that Seller is in violation of or has any liability arising under any applicable Environmental Law, except to the extent the substance of any such communication has been materially resolved; (c) has obtained all material approvals and permits required under applicable Environmental Laws to conduct the Business as conducted as of the date of this Agreement (“Environmental Permits”); (d) is, and since January 1, 2016, has been, in material compliance with all terms and conditions of such Environmental Permits; (e) is not subject to any pending or, to the knowledge of Seller, threatened, Environmental Claim against itself or any Person whose liability Seller has retained or assumed either contractually or by operation of Law; and (f) to the knowledge of Seller, there has been no Release of Hazardous Materials at, on, or under the Transferred Real Property that could reasonably be expected to give rise to material liability under Environmental Law.
4.24    Labor Matters.
(a)    Seller is not obligated by, or subject to, any material Order by any Governmental Entity with respect to labor and employment issues in relation to the Business Employees.
(b)    Seller is not a party or subject to any pending or, to the knowledge of Seller, threatened, labor, employment, or civil rights Action, dispute, controversy or grievance, or any unfair labor practice proceeding with respect to claims of, or obligations to, any Business Employee or group of Business Employees. There has been no strike, work stoppage, work slowdown, or similar labor activity with respect to the Business Employees since January 1, 2016, and none are pending or, to the knowledge of Seller, threatened, and neither Seller nor any of its Affiliates has received any written notice that any labor representation request is pending or is threatened with respect to the Business Employees. No labor union, works council, European works council or other staff body or group or similar labor organization represents the Business Employees, and there has been no efforts to organize or unionize the labor force with respect to any Business Employees since January 1, 2016. The execution and delivery of this Agreement shall not (either alone or in conjunction with any event) require any notification or consultation with any union, works council, employee representative, or other labor organization.
(c)    Seller has not engaged in layoffs, redundancies, plant closings, terminations or relocations sufficient in number to trigger application of the WARN Act that would be reasonably expected to cause Purchaser to have any material liability or other material obligation under the WARN Act.
(d)    To the knowledge of Seller, no claims alleging sexual harassment by a Business Employee have been asserted since January 1, 2016.
(e)    Seller has properly classified any Person who provides or provided services to Seller as an independent contractor or other non-employee for any purpose.

4.25    Representations Limited.
Except as otherwise specifically provided in this Article IV (as modified by the Disclosure Schedule) or in any closing certificate delivered to Purchaser hereunder in respect thereof, (a) the Business and the Assigned Assets are being acquired AS IS AND WHERE IS, WITHOUT ANY OTHER EXPRESSED OR IMPLIED WARRANTY and neither Seller nor any directors, officers, Employees, equityholders, agents, Affiliates or Representatives thereof, nor any other Person, has made or shall be deemed to have made any representation or warranty to Purchaser, express or implied, at Law or in equity, with respect to Seller, the Business, the Business Products, the Assigned Assets, the Assumed Liabilities, or the assets, Liabilities, results of operations or financial condition of Seller generally, including any representations and warranties as to the accuracy or completeness of any Evaluation Material, or any other information provided to Purchaser or any of its Affiliates or Representatives or as to the future sales, revenue, profitability or success of the Business or the Business Products, or any representations or warranties arising from statute or otherwise in Law, from a course of dealing or a usage of trade, and (b) Seller disclaims any representations and warranties other than those expressly set forth in this Article IV (as modified by the Disclosure Schedule) and in any closing certificate in respect of such representations and warranties expressly set forth in this Article IV (as modified by the Disclosure Schedule) and delivered to Purchaser hereunder.
4.26    NantWorks Representations.
NantWorks hereby represents and warrants to Purchaser that the following representations and warranties are true and correct as of the date hereof:
(a)    NantWorks has all requisite limited liability company power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby.
(b)    The execution, delivery, and performance by it of this Agreement and the consummation of the transactions contemplated hereby and thereby do not and shall not (i)  violate or result in a breach of or constitute a violation or default under any Contract to which NantWorks is a party or is otherwise bound in a manner that would prevent or materially delay the consummation of the transactions contemplated by this Agreement or the other Transaction Documents; or (ii) result in a material breach or material violation by NantWorks of any of the terms, conditions or provisions of any Law or Order to which NantWorks is subject.
(c)    This Agreement has been duly executed and delivered by NantWorks and, assuming that this Agreement are valid and binding obligations of Purchaser and the other parties thereto, this Agreement constitutes a valid and binding obligation of NantWorks, enforceable in accordance with the terms hereof and thereof, subject to the Enforceability Exceptions.
(d)    NantWorks has duly executed and delivered this Agreement and has obtained the necessary authorization, if any, to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF PURCHASER
Except as set forth in the Purchaser Disclosure Schedule (and subject to the terms set forth in the following sentence), each of Parent and Acquisition Sub hereby represents and warrants to Seller that the following representations and warranties are true and correct as of the date hereof (except where a representation or warranty is made herein as of a specified date). The Purchaser Disclosure Schedule is arranged in sections corresponding to the numbered and lettered sections and subsections contained in this Article V, and the disclosures in any section or subsection of the Purchaser Disclosure Schedule shall qualify each other section and subsection in this Article V to the extent it is reasonably apparent from a reading of the text of the disclosure that such disclosure is applicable to such other sections and subsections.
5.01    Organization and Power.
(a)    Parent (i) is a corporation, duly organized, validly existing and in good standing under the Laws of the state of Delaware, (ii) has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as currently conducted, and (iii) is qualified to do business and in good standing in every jurisdiction in which its ownership of property or the conduct of business as now conducted requires it to be so qualified, except where the failure to be so qualified does not have, and would not be expected to have, a material adverse effect on Parent.
(b)    Acquisition Sub (i) is a corporation, duly organized, validly existing and in good standing under the Laws of the state of Delaware, (ii) has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as currently conducted, and (iii) is qualified to do business and in good standing in every jurisdiction in which its ownership of property or the conduct of business as now conducted requires it to be so qualified, except where the failure to be so qualified does not have, and would not be expected to have, a material adverse effect on Parent or Acquisition Sub.
5.02    Authorization; No Breach; Valid and Binding Agreement.
(a)    Each of Parent and Acquisition Sub has all requisite corporate power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by each of Parent and Acquisition Sub of this Agreement and the other Transaction Documents to which it is a party and the consummation by each of Parent and Acquisition Sub of the transactions contemplated hereby and thereby have been duly and validly approved by all requisite corporate action.
(b)    The execution, delivery, and performance by each of Parent and Acquisition Sub of this Agreement and the other Transaction Documents to which it is a party and the consummation of the transactions contemplated hereby and thereby do not and shall not (i) violate, conflict with, result in any breach of, or constitute a default under any of the provisions of any of the Purchaser Organizational Documents; (ii) violate or result in a breach of or constitute a violation or default under any Contract to which Parent or Acquisition Sub is a party or is otherwise bound in a manner that would prevent or materially delay the consummation of the transactions contemplated by this Agreement or the other Transaction Documents; or (iii) result in a material breach or material violation by Parent or Acquisition Sub of any of the terms, conditions or provisions of any Law or Order to which Parent or Acquisition Sub is subject.

(c)    This Agreement and the other Transaction Documents to which Parent or Acquisition Sub is a party have been duly executed and delivered by Parent or Acquisition Sub, as applicable and, assuming that this Agreement and such Transaction Documents are valid and binding obligations of Seller and the other parties thereto, this Agreement and such Transaction Documents constitute valid and binding obligations of each of Parent and Acquisition Sub, enforceable in accordance with the terms hereof and thereof, subject to the Enforceability Exceptions.
5.03    Governmental Consents.
Except for any consent, approval or authorization which would not reasonably be expected to have a material adverse effect on Parent or Acquisition Sub, no consent, approval or authorization of any Governmental Entity is required to be obtained by Parent or Acquisition Sub in connection with its execution, delivery and performance of this Agreement, the other Transaction Documents, or the consummation by Parent or Acquisition Sub of the transactions contemplated hereby and thereby.
5.04    No Brokers.
There are no claims for brokerage commissions, finders’ fees or similar compensation for which Seller would be liable following the Closing in connection with the transactions contemplated by this Agreement or the other Transaction Documents based on any Contract made by or on behalf of Parent or Acquisition Sub.
5.05    Financial Ability.
As of the Closing, Parent has, and shall have, immediately available funds sufficient to consummate the transactions contemplated by this Agreement and the other Transaction Documents and perform and discharge all of its payment obligations under this Agreement, the other Transaction Documents, and in connection with the transactions contemplated by this Agreement and the other Transaction Documents, as and when due and payable in accordance with the terms hereunder and thereunder.
5.06    No Litigation.
There are no pending or threatened Actions by or against Parent or Acquisition Sub or any of their Affiliates that would (a) prohibit or materially hinder, delay, or otherwise impair Parent or Acquisition Sub’s ability to perform their obligations under this Agreement and the other Transaction Documents (including their ability to pay the Purchase Price), (b) affect the legality or enforceability of this Agreement or the other Transaction Documents, or (c) prevent or materially delay the consummation of the transactions contemplated by this Agreement or the other Transaction Documents.

5.07    Acknowledgement by Parent and Acquisition Sub.
(a)    Parent and Acquisition Sub have conducted their own independent review and analysis of the Evaluation Materials, the Business, the Business Products, the Assigned Assets, the Assumed Liabilities, and the results of operations and financial condition of the Business. Each of Parent and Acquisition Sub acknowledges that it has been provided access to the personnel, properties, premises and records of Seller for such purpose and that each of Parent and Acquisition Sub and their Representatives have been provided with the opportunity to ask questions of the officers and management employees of Seller and to acquire such additional information about the Business, the Business Products, the Assigned Assets, the Assumed Liabilities, and the results of operations and financial condition of the Business as Parent and Acquisition Sub and their Representatives have requested. Parent and Acquisition Sub are informed and sophisticated participants in the transactions contemplated by this Agreement and the other Transaction Documents and have undertaken such investigation of and have been provided with and have evaluated such documents and information as each of Parent and Acquisition Sub has deemed necessary in connection with the execution, delivery and performance of this Agreement and the other Transaction Documents and the consummation of the transactions contemplated by this Agreement and the other Transaction Documents.
(b)    Each of Parent and Acquisition Sub acknowledges that it is consummating the transactions contemplated by this Agreement and the other Transaction Documents without any representations or warranties, express or implied, by Seller, any of its Affiliates or any other Person, other than those expressly set forth in Article IV hereof (as modified by the Disclosure Schedule) or in any closing certificate in respect thereof and delivered to Parent or Acquisition Sub by Seller pursuant to this Agreement. Each of Parent and Acquisition Sub acknowledges that, except for the matters that are expressly covered by the provisions of Article II and such closing certificate, it is relying on its own investigation and analysis in entering into this Agreement, the other Transaction Documents, and the transactions contemplated hereby and thereby.
(c)    In furtherance of the foregoing, and not in limitation thereof, each of Parent and Acquisition Sub acknowledges that no representation or warranty, express or implied, of Seller, any of its Affiliates or Representatives or any other Person, with respect to Seller, the Business, the Business Products, the Assigned Assets, or the Assumed Liabilities, including any financial projection or forecast delivered to Parent or Acquisition Sub or any of their Affiliates or Representatives with respect to the revenues or profitability which may arise from the operation of the Business either before or after the Closing Date, shall (except as otherwise expressly represented or warranted in Article IV herein or in any closing certificate in respect thereof and delivered to Parent or Acquisition Sub by Seller pursuant to this Agreement) form the basis of any Action against Seller or any of its Affiliates or Representatives with respect thereto or with respect to any related matter. With respect to any projection or forecast delivered by or on behalf of Seller to Parent and Acquisition Sub, each of Parent and Acquisition Sub acknowledges that (i) there are uncertainties inherent in attempting to make such projections and forecasts; (ii) the accuracy and correctness of such projections and forecasts may be affected by information that may become available through discovery or otherwise after the date of such projections and forecasts; and (iii) it is familiar with each of the foregoing.

5.08    No Other Representations and Warranties.
Each of Parent and Acquisition Sub agrees that none of Seller, its Subsidiaries, any Representatives of the foregoing or any of their respective Affiliates, members, managers, equityholders, directors, officers, employees, Representatives or advisors have made and shall not be deemed to have made, nor has Parent or Acquisition Sub or any of their Affiliates relied on, any representation, warranty, covenant or agreement, express or implied, with respect to Seller, the Business, the Business Products, the Assigned Assets, the Assumed Liabilities or the transactions contemplated by this Agreement and the other Transaction Documents, or the completeness or accuracy of any information made available to Parent or Acquisition Sub, other than those representations, warranties, covenants and agreements explicitly set forth in this Agreement or in any closing certificate in respect thereof and delivered to Parent or Acquisition Sub by Seller pursuant to this Agreement.
ARTICLE VI
COVENANTS AND OTHER AGREEMENTS
6.01    General.
From the date of this Agreement through the earlier to occur of (a) the Closing, or (b) the termination of this Agreement pursuant to Section 9.01, each of the Parties shall use commercially reasonable efforts to take all action and to do all things reasonably necessary, proper, or advisable in order to consummate and make effective the transactions contemplated by this Agreement and the other Transaction Documents (including satisfaction, but not waiver, of the closing conditions set forth in Article VII herein) and to obtain all Consents and make all notices and filings that are otherwise required to be made or obtained in connection with the transactions contemplated by this Agreement. Notwithstanding any other provision of this Agreement to the contrary, Seller shall not have any obligation to pay any fee to any third Person for the purpose of obtaining such Consent or any costs and expenses of any third Person resulting from the process of obtaining any such Consent.
6.02    Operation of Business.
(a)    From the date of this Agreement through the earlier to occur of (i) the Closing, or (ii) the termination of this Agreement pursuant to Section 9.01, except as Purchaser may approve in writing otherwise (with such approval not to be unreasonably withheld, delayed or conditioned), or as otherwise expressly contemplated or permitted by this Agreement or the other Transaction Documents, Seller shall: (A) conduct the Business in its ordinary course of business and consistent with past practice, (B) use commercially reasonable efforts to preserve substantially intact the Assigned Assets, retain the services of the Business Employees and maintain relationships with customers, vendors, suppliers, commercial partners, Business Employees and other business relations, in each case, with respect to or otherwise relating to the Business, the Assigned Assets and the Business Products. Without limiting the foregoing, except as set forth in Schedule 6.02(a), from the date hereof until the earlier to occur of (i) the Closing, or (ii) the termination of this Agreement pursuant to Section 9.01, Seller shall, with respect to or otherwise relating to the Business, the Assigned Assets and the Business Products:
(i)    preserve and maintain all Transferred Permits in a manner necessary to conduct the Business as presently conducted;

(ii)    pay the debts, Taxes and other obligations of the Business when due, except for debts, Taxes and other obligations of the Business reasonably contested in good faith by appropriate proceedings and for which adequate reserves have been established;
(iii)    continue to collect accounts receivable of the Business in a manner consistent with past practice, without discounting such accounts receivable in a manner outside the ordinary course of business;
(iv)    maintain the Transferred Tangible Personal Property in substantially the same condition as it was on the date of this Agreement, subject to reasonable wear and tear;
(v)    continue in full force and effect without modification all insurance policies primarily relating to the Business;
(vi)    defend and protect the Assigned Intellectual Property from infringement or usurpation;
(vii)    maintain the Product Records in accordance with past practice;
(viii)    perform all of its obligations under all Transferred Contracts that are Material Contracts in all material respects and not amend, modify, terminate or waive the performance of any material term of any such Contract, other than in the ordinary course of business; and
(ix)    comply in all material respects with all applicable Laws.
(b)    Except as set forth in Schedule 6.02(b), from the date of this Agreement through the earlier to occur of (i) the Closing, or (ii) the termination of this Agreement pursuant to Section 9.01, except as Purchaser may approve in advance in writing otherwise (with such approval not to be unreasonably withheld, delayed or conditioned), or as otherwise expressly contemplated or permitted by this Agreement or the other Transaction Documents, Seller shall not do any of the following:
(i)    except for immaterial increases consistent with past practice, grant to any Business Employee any increase in compensation or benefits,
(ii)    except for immaterial increases consistent with past practice, grant to any Business Employee any increase in severance or termination pay;
(iii)    enter into or amend any employment, consulting, indemnification, severance or termination agreement with any Business Employee, except in the ordinary course of business or to reflect changes in applicable Law;
(iv)    (A) hire, materially modify the job responsibility of, or terminate (other than for “cause”) any Business Employee with annual base compensation above $[***], (B) reassign the duties of any employee of Seller or its Subsidiaries with an annual base salary above $[***] such that such individual ceases to be, or becomes, a Business Employee, or (C) implement or effect any reduction in force, lay-off, early retirement program, severance program or other program concerning the termination of employment of Business Employees;
(v)    enter into, amend, or extend a collective bargaining agreement or other Contract with any labor union or other employee representative body, with respect to Business Employees;

(vi)    enter into any new contract, agreement, obligation or other understanding to incur any capital expenditure relating to the Business, the Assigned Assets or the Business Products in excess of $[***] individually or $[***] in the aggregate;
(vii)    make any material change in accounting methods, principles or practices affecting the Business or the Assigned Assets, except insofar as may have been required by a change in GAAP or applicable Law;
(viii)    accelerate or delay collection of accounts receivable of the Business beyond or in advance of its due date or the date when such liability would have been paid in the ordinary course of business consistent with past practice;
(ix)    revalue any Assigned Assets, including writing down or writing off the value of Transferred Inventory or writing off notes or accounts receivable other than in the ordinary course of business consistent with past practice;
(x)    except in the ordinary course of business consistent with past practice, offer any rebates, discounts, promotions or credits, make any change to any promotional programs or make any change in the manner in which Seller generally extends rebates, discounts or credit to, customers with respect to the Business Products or the Business;
(xi)    sell, lease, sublease, license, sublicense, pledge, mortgage, encumber or otherwise dispose of or transfer or permit to become subject to any Lien, other than a Permitted Lien, on any material Assigned Asset, other than non-exclusive licenses granted in the ordinary course of business;
(xii)    (A) incur any Indebtedness or guarantee any such Indebtedness of another Person, or (B) make any loans, advances or capital contributions to, or investments in, any other Person (other than employee advances for travel, business or entertainment expenses made in the ordinary course of business), in each case of clause (A) and (B) as would impose any Lien on the Assigned Assets;
(xiii)    initiate, settle or compromise any Action primarily related to the Business or the Assigned Assets;
(xiv)    terminate or extend, waive, modify, rescind or make (or agree to) any material amendments to any Transferred Contract except (A) for auto-renewals under the existing terms of any Transferred Contract or (B) to the extent such action would not adversely affect the Assigned Assets or the Business;
(xv)    cancel any Indebtedness or claims or amendment, termination or waiver of any rights constituting Assigned Assets;
(xvi)    abandon, allow to lapse, cancel or fail to maintain in full force and effect any Registered Intellectual Property;
(xvii)    suffer any material damage, destruction or loss, or any material interruption in use, of any material Assigned Assets, whether or not covered by insurance;
(xviii)    adopt any plan of merger, consolidation, reorganization, liquidation or dissolution or filing of a petition in bankruptcy under any provisions of federal or state bankruptcy Law or consent to the filing of any bankruptcy petition against Seller under any similar Law;

(xix)    except to the extent such action would not adversely affect the Assigned Assets or the Business and would not result in the imposition of any Tax on Purchaser or any of its Affiliates or with respect to any of their assets, (A) settle or compromise any Tax Liability or any claim relating to Taxes, (B) file any amended Tax Return, (C) enter into any closing agreement relating to any Tax, (D) make or change any Tax election, or (E) incur any material liability for Taxes other than in the ordinary course of business consistent with past practice; or
(xx)    authorize, commit to or enter into any Contract to do any of the foregoing.
6.03    Access to Records.
From the date of this Agreement through the earlier to occur of (a) the Closing, or (b) the termination of this Agreement pursuant to Section 9.01, subject to the terms of the Confidentiality Agreement, Purchaser shall be entitled to make such reasonable investigation of the assets, properties, business, books, records and operations of Seller that are primarily related to the Business or the Assigned Assets as Purchaser may reasonably request, including any materials related to Seller’s compliance with applicable Laws primarily related to the Business or the Assigned Assets. Any such investigation and examination shall be conducted at reasonable times upon reasonable prior notice to Seller and under reasonable circumstances and during normal business hours; provided, that (i) such investigation shall not unreasonably interfere with the business operations of Seller; (ii) Seller shall not be required to provide access to any information or take any other action that would constitute a waiver of the attorney-client privilege; and (iii) Seller need not supply Purchaser with any information which, in the reasonable judgment of Seller, (A) is not primarily related to the Business or the Assigned Assets, (B) Seller is under a legal obligation not to supply or (C) the disclosure of which would cause material competitive harm to Seller if the transactions contemplated by this Agreement and the other Transaction Documents are not consummated. Without the prior written consent of Seller (which consent shall not be unreasonably withheld, delayed or conditioned), neither Purchaser nor any of its Representatives shall contact any director, officer, employee, customer or supplier of Seller of its Affiliates with respect to the transactions contemplated by this Agreement or the other Transaction Documents.
6.04    Public Announcements; Confidentiality.
(a)    Prior to the Closing, neither Seller nor Purchaser shall make, or permit any Representative or Affiliate to make, any public statements, including any press releases, with respect to this Agreement, the other Transaction Documents, or the transactions contemplated hereby or thereby without the prior written consent of the other Party (which consent shall not be unreasonably withheld, delayed or conditioned), except that Seller and Parent may issue a joint press release regarding this Agreement, the other Transaction Documents, or the transactions contemplated hereby or thereby upon the execution and delivery hereof. Notwithstanding the foregoing, each Party shall have the right to make such disclosures as it may deem necessary or advisable to comply with applicable Law, including pursuant to the rules and regulations of the U.S. Securities and Exchange Commission and/or the rules and regulations of any applicable securities exchange; provided, however, that the Party seeking to make such disclosure shall, to the extent practicable, allow the other Party reasonable time to comment on such disclosure in advance of such disclosure.

(b)    Following the Closing, Purchaser and Seller shall jointly agree on the content and substance of all public announcements concerning this Agreement, the other Transaction Documents, and the transactions contemplated hereby or thereby, other than those that are permitted pursuant to the foregoing sentence. Seller and Purchaser shall consult with each other concerning the means by which employees, customers, suppliers and others having dealings with Seller related to the Business shall be informed of this Agreement and the other Transaction Documents, and Seller shall have the right to be present for any such communication.
(c)    The Parties acknowledge that the information being provided to one another in connection with the transactions contemplated by this Agreement (including the terms and conditions of this Agreement and the other Transaction Documents) is subject to the Confidentiality Agreement. Notwithstanding the foregoing or anything contained herein, each Party shall have the right to disclose this Agreement and any other Transaction Document to potential or actual investors, acquirers, debt and equity financing sources, and/or strategic partners (together with their respective Representatives) so long as such Persons are bound by customary confidentiality obligations (or a professional obligation of confidentiality) to such Party (or an Affiliate thereof).

6.05    Tax Matters.
(a)    Allocation. Purchaser and Seller agree that the Purchase Price (plus any Assumed Liabilities, to the extent properly taken into account for income Tax purposes) shall be allocated for all Tax purposes consistently with Section 1060 of the Code as shown on an allocation schedule prepared in accordance with this Section 6.05(a) (the “Allocation Schedule”). Purchaser shall provide the Allocation Schedule to Seller within ninety (90) days after the Closing Date, which Allocation Schedule shall be consistent with the methodology set forth on Schedule 6.05(a) hereof, and shall consider in good faith any written comments of Seller submitted to Purchaser within thirty (30) days of Purchaser’s delivery thereof. If, within twenty (20) days after the delivery of the Allocation Schedule, Seller notifies Purchaser in writing that it objects to the allocation set forth in the Allocation Schedule, the Parties shall use commercially reasonable efforts to resolve such dispute within twenty (20) days. In the event that the Parties are unable to resolve such dispute within twenty (20) days, the Parties shall jointly retain an Independent Accountant to resolve the disputed items; provided, however, that the determination of such Independent Accountant shall be limited to deciding whether the Allocation Schedule is consistent with the methodology set forth in Schedule 6.05(a) hereof. Upon resolution of the disputed items, the allocation reflected on the Allocation Schedule shall be adjusted to reflect such resolution. If any Tax Return reflecting the Allocation Schedule is required under applicable Law to be filed prior to resolution of any disputed items by the Independent Accountant, such Tax Return shall be prepared and filed in a manner consistent with Seller’s proposed Allocation Schedule, and amended if necessary to be consistent with such resolution. Any and all fees, expenses and costs of the Independent Accountant shall be borne by the Party whose proposed determination of all disputed items submitted to the Independent Accountant, in the aggregate, yields the larger discrepancy to that of the Independent Accountant’s final determination of such disputed items. Each Party agrees to (i) prepare and timely file all applicable Tax Returns in a manner consistent with the final Allocation Schedule, and (ii) act in accordance with any such Allocation Schedule for all Tax purposes, in each case unless otherwise required by a “determination” within the meaning of Section 1313 of the Code.
(b)    Tax Returns.
(i)    In the case of any real or personal property Taxes (or other similar ad valorem Taxes or Taxes imposed on a periodic basis) attributable to the Business or the Assigned Assets that are imposed for a period beginning on or before, and ending after the Closing Date (each, a “Straddle Period Tax”), any such Straddle Period Taxes shall be prorated between Purchaser and Seller on a daily basis. The Party required by Law to pay any such Straddle Period Tax (the “Paying Party”) shall file the Tax Return related to such Straddle Period Tax within the time period prescribed by Law and shall timely pay such Straddle Period Tax. To the extent any such payment exceeds the obligation of the Paying Party hereunder, the Paying Party shall provide the other party (the “Non-Paying Party”) with notice of the amount of such Straddle Period Taxes, and within ten (10) days of receipt of such notice, the Non-Paying Party shall reimburse the Paying Party for the Non-Paying Party’s share of such Straddle Period Taxes.

(c)    Transfer Taxes. All transfer, documentary, sales, use, stamp, value added, goods and services, excise, registration and other similar Taxes, and all conveyance fees, recording charges and other similar fees and charges (including any penalties and interest) incurred in connection with consummation of the transactions contemplated by this Agreement and the other Transaction Documents (“Transfer Taxes”) shall be paid [***] when due, and the Party required by applicable Law to file any Tax Return in respect of Transfer Taxes shall, at its expense, prepare, or cause to be prepared, and file, or cause to be filed, such Tax Returns and other documentation with respect to such Transfer Taxes, and if required by Law, the other Party hereto shall and shall cause its Affiliates to, join in the execution of any such Tax Returns and other documentation. The Parties hereto agree to reasonably cooperate to minimize any Transfer Taxes to the extent permitted by applicable Law.
(d)    Cooperation. To the extent relevant to the Business or the Assigned Assets, each Party shall (i) provide the other with such assistance as may reasonably be required in connection with the preparation of any Tax Return and the conduct of any audit or other examination by any Governmental Entity or in connection with judicial or administrative proceedings relating to any Liability for Taxes, and (ii) retain and provide the other with all records or other information that may be relevant to the preparation of any Tax Returns, or the conduct of any audit, examination or other proceeding relating to Taxes (each, a “Tax Contest”). Such cooperation shall include obtaining and providing appropriate forms, providing the necessary powers of attorney, retaining and providing records and information that are reasonably relevant to any such Tax Return or Tax Contest, and making employees available on a mutually convenient basis to provide additional information and explanation of any materials provided hereunder. Notwithstanding the foregoing, Seller shall not be required to provide any Tax Returns or related workpapers that are not Product Records. Seller shall retain all documents, including prior years’ Tax Returns, supporting work schedules and other records or information with respect to all sales, use and employment and other Tax Returns with respect to the Assigned Assets and the Business, and, absent the receipt by Seller of the relevant Tax clearance certificates, shall not destroy or otherwise dispose of any such records for six (6) years after Closing without the prior written consent of Purchaser.
6.06    Employee Matters.
(a)    Prior to the Closing, Purchaser shall make, or shall cause its Affiliates to make, offers of employment to all of the Business Employees, effective as of and contingent upon the Closing. Effective upon the Closing, Seller shall terminate, or shall cause its applicable Affiliates to terminate, the employment of all Business Employees, and effective upon the Closing, Purchaser shall hire all Business Employees who accept offers of employment, and such Business Employees shall be transitioned to Purchaser or its applicable Affiliate. Seller will pay $[***], in aggregate, to the [***].
(b)    Purchaser agrees that during the period commencing at the Closing Date and ending on the first anniversary thereof, each Transferred Employee shall (i) be paid an annual base salary or base wages at a rate not lower than the rate in effect for such employee immediately prior to the Closing, and (ii) be provided with incentive pay opportunities that are no less favorable than those provided to such employees immediately prior to the Closing.
(c)    Purchaser agrees that, during the period commencing at the Closing Date and ending on [***], the current and former Transferred Employees who are receiving benefits under the Employee Plans and Employee Benefit Arrangements immediately prior to the Closing (“Affected Employees”) shall thereafter continue to be provided with benefits under employee benefit plans and arrangements that are no less favorable in the aggregate than, in the reasonable discretion of Purchaser, those provided by Purchaser to similarly situated employees from time to time during such period.

(d)    As of and following the Closing, Purchaser shall cause service by the Affected Employees with Seller (or applicable predecessors or Affiliates of Seller) to be taken into account for purposes of eligibility to participate, eligibility to commence benefits, vesting and, solely for purposes of severance and vacation benefits, benefit entitlements (except to the extent such treatment would result in duplicative of benefits for the same period of service) under Purchaser’s employee benefit plans (other than any defined benefit pension plan) in which such employees participate.
(e)    As of and following the Closing, Purchaser shall use commercially reasonable efforts to (i) cause to be waived any pre-existing condition limitations and any waiting-period limitations under welfare benefit plans, policies or practices of Purchaser or its Subsidiaries in which employees of Seller participate, and (ii) cause to be credited any deductibles, co-payment amounts and out-of-pocket expenses incurred by such employees and their beneficiaries and dependents during the portion of the calendar year prior to participation in Purchaser employee benefit plans.
(f)    Nothing herein shall require Purchaser to maintain the employment of any Transferred Employee for any period of time. Purchaser may terminate the employment of any Transferred Employee at any time and for any reason. Furthermore, nothing herein shall require Purchaser to continue visa sponsorship for any Transferred Employee.  Purchaser’s visa sponsorships for any Transferred Employee shall be determined in Purchaser’s sole and absolute discretion.
(g)    Purchaser and Seller agree that the payroll Tax reporting obligations of any Transferred Employees shall be treated in accordance with the Standard Procedure of Section 4 of Revenue Procedure 2004-53.
6.07    Covenant Not to Compete.
Each of Seller and NantWorks covenants and agrees that none of Seller, its Subsidiaries, Patrick Soon-Shiong or Persons Controlled by Patrick Soon-Shiong shall, alone or jointly with another, directly or indirectly, for or on behalf of any Person: (a) for a period beginning with the Closing Date and ending on the fourth (4th) anniversary of the Closing Date (the “Non-Compete Period”), market, offer to sell, or sell any medical device data system (MDDS) that is competitive with the Business Products, and (b) for a period beginning with the Closing Date and ending on the fourth (4th) anniversary of the Closing Date, hire any of the Business Employees identified in Schedule 6.07(b), or solicit or induce any individual employed by Purchaser who was an employee of Seller or any of its Subsidiaries immediately prior to the Closing to leave such employment (other than through standard publications in trade journals and other general forms of advertising) (collectively, the “Restrictions”); provided, that:

(x)     The following shall not constitute a violation or breach of Section 6.07(a): the marketing, offer for sale, or sale of a patient data integration and exchange system for the purposes of enabling clinical decision support, integrated care coordination, care collaboration, data analytics (including the application of artificial intelligence and supercomputing algorithms), drug development support, clinical trial accrual and/or providing patient, provider, payor and pharma knowledge of best practices and care, drug utilization by patients, providers and payers, centralized telehealth care coordination, asset based management and/or workflow management (including a patient data exchange system and a universal patient identifier with a patient health data vault in the cloud) (an example of such knowledge-based services is included in U.S. Patent No. 10,437,959 B2); provided, however, that the foregoing exception shall not apply with respect to any hardware-based MDDS solution prohibited under Section 6.07(a) and, where any such hardware-based MDDS solution is needed by Seller or its customer during the Non-Compete Period, Seller agrees to use commercially reasonable efforts to promote and use Purchaser’s hardware product in connection with such activity or sale; and
(y)    The Parties and NantWorks agree and acknowledge that the Business Products do not include the provision of knowledge-based services to end users.
Each of Seller and NantWorks agrees that, given the contacts established by Seller throughout the world, the scope of this Section 6.07 is reasonable.
6.08    No Negotiation.
(a)    During the period from the date of this Agreement until the earlier of the termination of this Agreement pursuant to Section 9.01 or the Closing Date, Seller shall not, and shall cause its Affiliates not to, directly or indirectly, (i) solicit, initiate, discuss, or knowingly encourage the submission of any inquiry, contact, proposal or offer from any Person relating specifically to the acquisition of the Business, any Business Product (other than the sale or licensing of Business Products in the ordinary course of business consistent with past practice) or the Assigned Assets, whether by merger, purchase of stock, purchase of assets, exclusive license, or otherwise (any such inquiry, contact, proposal or offer, an “Acquisition Proposal”), (ii) negotiate, discuss, or approve any offer or indication of interest with respect to an Acquisition Proposal, enter into any agreement or understanding in respect of an Acquisition Proposal or undertake any transactions similar to the foregoing, or (iii) furnish any information with respect to, or assist or participate in, any effort or attempt by any Person to do or seek to do any of the foregoing in respect of an Acquisition Proposal. Without limiting the generality of the foregoing, Seller acknowledges and agrees that any violation of or the taking of any action inconsistent with any of the restrictions set forth in the preceding sentence by any Representative of Seller acting on behalf of Seller, shall be deemed to constitute a breach of this Section 6.08(a) by Seller.
(b)    Seller shall promptly (and in no event later than one (1) Business Day after receipt of any Acquisition Proposal, any inquiry or indication of interest that could lead to an Acquisition Proposal or any request for nonpublic information in respect of an Acquisition Proposal) notify Purchaser orally and in writing of any Acquisition Proposal or any inquiry or indication of interest that could lead to an Acquisition Proposal (including the identity of the Person making or submitting such Acquisition Proposal, inquiry or indication of interest, and the material terms thereof) that is made or submitted by any Person prior to the Closing. Seller shall keep Purchaser reasonably informed with respect to the status of any such Acquisition Proposal, inquiry or indication of interest, and any material modification or proposed material modification thereto.
(c)     Seller shall, and shall cause each of its Representatives to, immediately cease and cause to be terminated any existing discussions with any Person (other than Purchaser) that relate to any Acquisition Proposal.

6.09    Notice of Certain Events.
(a)    From the date hereof until the earlier to occur of the Closing or the termination of this Agreement pursuant to Section 9.01, Seller shall promptly notify Purchaser in writing of:
(i)    any fact, circumstance, event or action the existence, occurrence or taking of which (A) has had, or would reasonably be expected to have, individually or in the aggregate, a Seller Material Adverse Effect, (B) has resulted in, or would reasonably be expected to result in, any representation or warranty made by Seller hereunder not being true and correct or (C) has resulted in, or would reasonably be expected to result in, the failure of any of the conditions set forth in Section 7.01 to be satisfied; and
(ii)    any Actions commenced or, to Seller’s knowledge, threatened against, relating to or involving or otherwise affecting the Business, the Assigned Assets or the Business Products that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 4.11.
(b)    Notwithstanding the foregoing, the failure by Seller to promptly notify Purchaser pursuant to Section 6.09(a) shall not be treated as a breach of covenant for the purposes of Section 7.01 unless the failure by Seller to provide such notice results in a material prejudice to Purchaser.
(c)    Purchaser’s receipt of information pursuant to this Section 6.09 shall not operate as a waiver or otherwise affect any representation, warranty or agreement given or made by Seller in this Agreement (including Section 8.02) and shall not be deemed to amend or supplement the Disclosure Schedule.
6.10    Further Assurances.
From time to time, as and when requested by any Party, the Parties shall execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken, all such further or other actions as a Party may reasonably deem necessary or desirable in order to carry out the intent and accomplish the purposes of this Agreement and the other Transaction Documents and, subject to the conditions of this Agreement and the other Transaction Documents, the consummation of the transactions contemplated hereunder and thereunder.
6.11    R&W Policy.
Unless otherwise required by applicable Law, from and after the date of this Agreement, Purchaser will not (and will cause its Affiliates and its and their respective Representatives not to) amend, modify, supplement, terminate, cancel or waive any provision of the R&W Policy in a manner adverse to Seller without Seller’s prior written consent.

ARTICLE VII
CONDITIONS TO CLOSING
7.01    Conditions of Purchaser’s Obligation.
Purchaser’s obligation to effect this Agreement and the other Transaction Documents is subject to the satisfaction as of the Closing of the following conditions precedent (any of which conditions precedent may be waived by Purchaser):
(a)    Representations and Warranties. Each representation and warranty set forth in Article IV (other than Fundamental Representations) shall be true and correct in all respects (without giving effect to any qualifications as to materiality or “Seller Material Adverse Effect”) as of the date hereof and as of the Closing Date with the same force and effect as if made as of the Closing Date (except to the extent such representations and warranties expressly relate to another date, in which case as of such other date), except for such failures of such representations and warranties to be true and correct as would not, individually or in the aggregate, have a Seller Material Adverse Effect. Each of the Fundamental Representations set forth in Article IV shall be true and correct in all respects as if such representations or warranties were made on and as of the date of this Agreement and as of the Closing Date, other than those Fundamental Representations set forth in Article IV that expressly relate to another date (in which case such representations or warranties shall have been true and correct as of such other date).
(b)    Covenants. Seller shall have performed and observed in all material respects each covenant and other obligation required to be performed or observed by Seller pursuant to the Transaction Documents at or prior to the Closing.
(c)    Proceedings. No Action shall be pending before any Governmental Entity the result of which would prevent or prohibit the consummation of this Agreement, the other Transaction Documents, or the transactions contemplated hereby or thereby, or cause this Agreement, the other Transaction Documents, or any such transactions contemplated hereby or thereby to be rescinded following consummation, and no Order having any such effect shall exist.
(d)    No Seller Material Adverse Effect. No Seller Material Adverse Effect shall have occurred from the date of this Agreement.
(e)    Closing Deliverables of Seller. Seller shall have delivered, or cause to be delivered, to Purchaser the following:
(i)    evidence reasonably satisfactory to Purchaser that Seller has received the consents, permits, authorizations, exemptions and approvals listed in Schedule 7.01(e);
(ii)    a certificate of a duly authorized officer of Seller, dated as of the Closing Date, expressly certifying that each of the conditions contained in Section 7.01(a), Section 7.01(b) and Section 7.01(d) are satisfied in all respects;
(iii)    a certificate of a duly authorized officer of Seller, dated as of the Closing Date, expressly certifying the resolutions duly adopted by the board of directors of Seller authorizing the execution, delivery and performance by Seller of each Transaction Document to which Seller is a party and the consummation of the transactions contemplated thereby;

(iv)    a statement executed by a duly authorized officer of Seller, meeting the requirements of Section 1.1445-2(b)(2) of the Treasury Regulations, to the effect that Seller is not a “foreign person” as defined under such Treasury Regulations; and
(v)    all Transaction Documents to which Seller is a party duly executed by Seller (without duplication of the other clauses of this Section 7.01(e)).
(f)    Representations and Warranties Insurance Policy. The R&W Policy shall have been incepted at the date of this Agreement and shall remain in full force and effect as of the Closing Date.
7.02    Conditions of Seller’s Obligation.
Seller’s obligation to effect this Agreement and the other Transaction Documents is subject to the satisfaction as of the Closing of the following conditions precedent (any of which conditions precedent may be waived by Seller):
(a)    Representations and Warranties. The representations and warranties of Purchaser contained in Article V (other than the representations and warranties made by Purchaser and set forth in Sections 5.01 - 5.04) shall each be true and correct in all respects (without giving effect to any qualifications as to materiality) as of the date hereof and as of the Closing Date with the same force and effect as if made as of the Closing Date (except to the extent such representations and warranties expressly relate to another date, in which case as of such other date), except for such failures of such representations and warranties to be true and correct as do not and would not, individually or in the aggregate, have a material adverse effect on the ability of Purchaser to consummate the transactions contemplated by this Agreement and the other Transaction Documents. Each representations and warranties made by Purchaser and set forth in Sections 5.01 - 5.04 shall be true and correct in all respects as if such representations or warranties were made on and as of the date of this Agreement and as of the Closing Date, other than those representations and warranties made by Purchaser and set forth in Sections 5.01 - 5.04 that expressly relate to another date (in which case such representations or warranties shall have been true and correct as of such other date).
(b)    Covenants. Purchaser shall have performed and observed in all material respects each covenant and other obligation required to be performed or observed by it pursuant to the Transaction Documents at or prior to the Closing.
(c)    Proceedings. No Action shall be pending before any Governmental Entity the result of which would prevent or prohibit the consummation of this Agreement, the other Transaction Documents, or the transactions contemplated hereby or thereby, or cause this Agreement, the other Transaction Documents, or any such transactions contemplated hereby or thereby to be rescinded following consummation, and no Order having any such effect shall exist.
(d)    Payment of Consideration. Purchaser shall have delivered, or caused to be delivered to Seller and Escrow Agent the wire transfers required to be made pursuant to Section 3.02.
(e)    Closing Deliverables of Purchaser. Purchaser shall have delivered, or caused to be delivered, to Seller all Transaction Documents to which Purchaser is a party duly executed by Purchaser.
(f)    Representations and Warranties Insurance Policy. The R&W Policy shall have been incepted at the date of this Agreement and shall remain in full force and effect as of the Closing Date.

ARTICLE VIII
INDEMNIFICATION
8.01    Survival of Representations, Warranties, Covenants, Agreements and Other Provisions.
(a)    The representations and warranties of Seller contained in Article IV and in any closing certificate in respect thereof, and all claims with respect thereto, shall survive the Closing for a period of thirteen (13) months after the Closing Date; provided, that, the representations and warranties contained in Section 4.01(Organization; Power), Section 4.02 (Authorization; No Breach; Valid and Binding Agreement) and Section 4.20 (No Brokers) (collectively, the “Fundamental Representations”) and the representations and warranties in Section 4.04 (Taxes), and all claims with respect thereto, shall survive until, and terminate on, the sixtieth (60th) day after the expiration of the applicable statute of limitations; provided, further, that, notwithstanding any provision of this Agreement, the date or dates specified in the R&W Policy with respect to the time periods, including the time periods within which to make claims and/or regarding which any Purchaser Indemnified Persons may obtain recoveries under such policy shall govern claims and/or recoveries under such policy. Each of the covenants and agreements contained in this Agreement requiring performance by Seller after the Closing, and all claims with respect thereto, shall survive until, and terminate on, the thirtieth (30th) day after the expiration of the applicable statute of limitations. Each of the covenants and agreements contained in this Agreement requiring performance by Seller at or prior to the Closing, and all claims with respect thereto, shall terminate upon the Closing.
(b)    The representations and warranties of Purchaser contained in Article V and in any closing certificate in respect thereof, and all claims with respect thereto, shall survive the Closing for a period of thirteen (13) months after the Closing Date; provided, that, the representations and warranties contained in Sections 5.01 (Organization and Power), Section 5.02 (Authorization; No Breach; Valid and Binding Agreement), Section 5.03 (Governmental Consents), and Section 5.04 (No Brokers), and all claims with respect thereto, shall survive until, and terminate on, the sixtieth (60th) day after the expiration of the applicable statute of limitations. Each of the covenants and agreements contained in this Agreement requiring performance by Purchaser after the Closing, and all claims with respect thereto, shall survive until, and terminate on, the thirtieth (30th) day after the expiration of the applicable statute of limitations. Each of the covenants and agreements contained in this Agreement requiring performance by Purchaser at or prior to the Closing, and all claims with respect thereto, shall terminate upon the Closing.
(c)    All covenants and other agreements contained in the other Transaction Documents shall survive the Closing in accordance with the terms thereunder.

8.02    Indemnification by Seller.
Subject to the limitations set forth in this Article VIII, from and after the Closing, Seller shall indemnify Purchaser and its Affiliates and its and their respective officers, directors, managers, partners, agents, equityholders, members, stockholders, attorneys and other Representatives (collectively, “Purchaser Indemnified Persons”) and hold them harmless against any Losses suffered or incurred by Purchaser Indemnified Persons, or any of them, arising or resulting from or based upon (a) any inaccuracy in or breach of any representation or warranty made by Seller in Article IV and in any closing certificate in respect thereof, (b) any non-fulfillment or breach by Seller of any covenant or agreement contained in this Agreement, or in the other Transaction Documents to which Seller is a party, and required to be performed by Seller after the Closing, (c) any Excluded Liability, and/or (d) any Excluded Asset, in the case of each of clause (a) through (d), including fees or other costs related to the defense of any proceeding that is terminated by settlement, judgment, order or conviction, or upon a plea of nolo contendere or its equivalent. No claim for indemnification hereunder may be made after the expiration of the applicable survival period specified in Section 8.01(a); provided, that, if and to the extent Purchaser has properly delivered prior to the expiration of the applicable survival period an Indemnification Claim Notice with respect to any claim, such claim shall survive until finally resolved or judicially determined.
8.03    Indemnification by Purchaser.
Subject to the limitations set forth in this Article VIII, from and after the Closing, Purchaser shall indemnify Seller and its Affiliates and its and their respective officers, directors, managers, partners, agents, equityholders, members, stockholders, attorneys and other Representatives (collectively, “Seller Indemnified Persons”) and hold them harmless against any Losses suffered or incurred by Seller Indemnified Persons, or any of them, arising or resulting from or based upon (a) any inaccuracy in or breach of any representation or warranty made by Purchaser in Article V and in any closing certificate in respect thereof, (b) any non-fulfillment or breach by Purchaser of any covenant or agreement contained in this Agreement, or in the other Transaction Documents to which Purchaser is a party, and required to be performed by Purchaser after the Closing, (c) any Assigned Assets (from and after the Closing) and/or (d) any Assumed Liability, in the case of each of clause (a) through (d), including fees or other costs related to the defense of any proceeding that is terminated by settlement, judgment, order or conviction, or upon a plea of nolo contendere or its equivalent. No claim for indemnification hereunder may be made after the expiration of the applicable survival period specified in Section 8.01(b); provided, that if and to the extent Seller has properly delivered prior to the expiration of the applicable survival period an Indemnification Claim Notice with respect to any claim, such claim shall survive until finally resolved or judicially determined.

8.04    Limitations on Indemnification.
The rights of Purchaser Indemnified Persons and Seller Indemnified Persons to indemnification pursuant to the provisions of this Article VIII are subject to the following limitations:
(a)    No Purchaser Indemnified Person will be entitled to indemnification under Section 8.02(a) for any individual claim if the indemnifiable Losses relating to such claim do not exceed [***], other than in respect of any Losses arising or resulting from or based upon any inaccuracy in or breach of any Fundamental Representations or the representations and warranties in Section 4.04 (Taxes), or fraud or willful breach committed by Seller or of which Seller had actual knowledge.
(b)    No Seller Indemnified Person will be entitled to indemnification under Section 8.03(a) for any individual claim if the indemnifiable Losses relating to such claim do not exceed [***], other than in respect of any Losses arising or resulting from or based upon any inaccuracy in or breach of any of the representations and warranties in Sections 5.01-5.04, or fraud or willful breach either committed by Purchaser or of which Purchaser had actual knowledge.
(c)    No Indemnified Party will be entitled to indemnification under Section 8.02(a) (in the case of the Purchaser Indemnified Persons) or Section 8.03(a) (in the case of Seller Indemnified Persons), other than in respect of any Losses arising or resulting from or based upon any inaccuracy in or breach of any Fundamental Representations or the representations and warranties in Section 4.04 (Taxes) (in the case of the Purchaser Indemnified Persons) or any of Sections 5.01, 5.02, 5.03 or 5.04 (in the case of the Seller Indemnified Persons), or fraud either committed by Seller or Purchaser, as applicable, or of which Seller or Purchaser, as applicable, had actual knowledge, unless and until the aggregate amount of all Losses described in Section 8.02(a) or Section 8.03(a) (as applicable, and subject to such exclusions) exceeds [***] (the “Deductible”).
(d)    The Purchaser Indemnified Persons’ sole and exclusive sources of recovery for indemnification claims under Section 8.02(a), other than Losses arising or resulting from or based upon any inaccuracy in or breach of any Fundamental Representations or the representations and warranties in Section 4.04 (Taxes), or fraud or willful breach either committed by Seller or of which Seller had actual knowledge (such Losses, subject to such exclusions, “General R&W Losses”), shall be recourse against (i) the cash held in the Escrow Fund and (ii) the R&W Policy; it being understood and agreed that the Purchaser Indemnified Persons may recover General R&W Losses only after the Purchaser Indemnified Persons have suffered, incurred or paid for any such indemnifiable Losses subject to indemnification under this Article VIII in an aggregate amount equal to 50% of the retention/deductible under the R&W Policy, and that the Escrow Fund represents the remaining 50% of the retention/deductible under the R&W Policy for which Seller is responsible. The Purchaser Indemnified Persons shall not seek recourse against Seller for any General R&W Losses, except to the extent of the funds available as the Escrow Fund.
(e)    With respect to indemnification claims pursuant to Section 8.02(a) other than claims relating to General R&W Losses, the Purchaser Indemnified Persons shall be entitled to bring such claims directly against Seller and shall be permitted to recover Losses directly from Seller if and only to the extent that (i) the Escrow Fund is no longer available and (ii) such claims have not been satisfied through the R&W Policy; it being understood and agreed that the Purchaser Indemnified Persons shall look first to the Escrow Fund and, unless the subject matter of a claim is expressly excluded from coverage pursuant to and as set forth in the R&W Policy, then to the R&W Policy before bringing any claim directly against Seller; it being further understood and agreed that the Purchaser Indemnified Persons may recover such Losses only after the Purchaser Indemnified Persons have suffered, incurred or paid for any such indemnifiable Losses subject to indemnification under this Article VIII in an aggregate amount equal to 50% of the retention/deductible under the R&W Policy, and that the Escrow Fund represents the remaining 50% of the retention/deductible under the R&W Policy for which Seller is responsible.
(f)    In no event shall the aggregate Liability of Seller for any and all Losses suffered, incurred or paid by the Purchaser Indemnified Persons exceed the Purchase Price, unless an indemnity claim is being made in respect of fraud and Seller either committed or had actual knowledge of such fraud (in which event there shall be no limitation on the Liability of Seller hereunder except if and to the extent imposed under applicable Law).
(g)    The amount of any Losses for which indemnification is provided under this Article VIII shall be net of any amounts actually recovered by the Indemnified Party from any third party (including insurance proceeds) as a result of the facts or circumstances giving rise to the Losses.
(h)    [***]
(i)    In connection with an Indemnified Party’s rights under this Article VIII, [***] as to any matter under, relating to or arising out of this Agreement or the other Transaction Documents or the transactions contemplated hereby or thereby; provided, however, that the foregoing in this Section 8.04(i) shall not apply in connection with [***].
(j)    Any Liability for Losses shall be determined without duplication of recovery by reason that the set of facts giving rise to such Liability constitutes a breach of more than one representation, warranty, covenant or undertaking, or one or more rights to indemnification.
(k)    The indemnities provided under this Article VIII are intended only for Seller Indemnified Persons and Purchaser Indemnified Persons, as applicable, and are in no way intended to, nor shall they, constitute an agreement for the benefit of, or be enforceable by, any other Person.
8.05    Indemnification Procedures.
(a)    Any Indemnified Party shall promptly notify the indemnifying party (an “Indemnifying Party”) in writing of claims for indemnification (each, an “Indemnification Claim Notice”), providing in reasonable detail (i) a description and, if known, the estimated amount of any Losses incurred or reasonably expected to be incurred by the Indemnified Party, (ii) a reasonable explanation of the basis for the Indemnification Claim Notice to the extent of the facts then known by the Indemnified Party, and (iii) a demand for payment of such Losses; provided, that failure to give such notification promptly shall not affect the indemnification provided hereunder except to the extent, and only to the extent that, the Indemnifying Party shall have been actually prejudiced as a result of such failure.
(b)    If an Indemnifying Party does not object in writing within the thirty (30)-day period after receipt of an Indemnification Claim Notice by delivery of a written notice of objection containing a reasonably detailed description of the facts supporting an objection to the applicable indemnification claim (the “Indemnification Claim Objection Notice”), such failure to so object shall be an irrevocable acknowledgment by the Indemnifying Party that the Indemnified Party is entitled to the full amount of the claim for Losses set forth in such Indemnification Claim Notice.
(c)    If an Indemnifying Party objects in writing within the thirty (30)-day period after receipt of an Indemnification Claim Notice by delivery of an Indemnification Claim Objection Notice, such Indemnifying Party and Indemnified Party shall attempt in good faith to agree upon the rights of the respective parties with respect to each of such claims. If the Indemnifying Party and Indemnified Party should so agree, a memorandum setting forth such agreement shall be prepared and signed by both parties. If no such agreement can be reached after good faith negotiation within thirty (30) days after the receipt of an Indemnification Claim Objection Notice, the claim shall be resolved pursuant to Section 11.14.
8.06    Third Party Claims.
(a)    In the event that any Indemnified Party desires to make a claim against an Indemnifying Party (which term shall be deemed to include all Indemnifying Parties if more than one) in connection with any third party Action for which it may seek indemnification hereunder (a “Third Party Claim”), the Indemnified Party shall promptly notify the Indemnifying Party of such Third Party Claim and of its claims of indemnification with respect thereto; provided, that failure to promptly give such notice shall not relieve the Indemnifying Party of its indemnification obligations under this Article VIII, except to the extent, if any, that the Indemnifying Party has actually been materially prejudiced thereby.
(b)    The Indemnifying Party shall have the right to assume the defense of the Third Party Claim with counsel of its choice by written notice to the Indemnified Party within twenty (20) calendar days after the Indemnifying Party has received notice of the Third Party Claim; provided, that, if the Indemnifying Party is Seller, such Indemnifying Party shall not have the right to assume the defense of any such Third Party Claim that (i) is asserted directly by or on behalf of a Person that is a supplier or customer of the Business, (ii) seeks an injunction or other equitable relief against the Indemnified Party or (iii) concerns Intellectual Property Rights. Thereafter, the Indemnified Party shall deliver to the Indemnifying Party, within five (5) calendar days after the Indemnified Party’s receipt thereof, copies of all notices and documents (including court papers) received by the Indemnified Party relating to the Third Party Claim. If the Indemnifying Party so elects to assume the defense of a Third Party Claim, the Indemnifying Party shall not be liable to the Indemnified Party for legal fees and expenses subsequently incurred by the Indemnified Party in connection with the defense thereof. If the Indemnifying Party assumes such defense, the Indemnified Party shall have the right, at its own expense, to participate in the defense thereof and, at its own expense, to employ counsel, separate from the counsel employed by the Indemnifying Party, it being understood that the Indemnifying Party shall control such defense; provided, that, if in the reasonable opinion of counsel to the Indemnified Party, (A) there are legal defenses available to an Indemnified Party that are different from or additional to those available to the Indemnifying Party; or (B) there exists a conflict of interest between the Indemnifying Party and the Indemnified Party that cannot be waived, the Indemnifying Party shall be liable for the reasonable fees and expenses of counsel to the Indemnified Party in each jurisdiction for which the Indemnified Party determines counsel is required. If the Indemnifying Party chooses to defend or prosecute any Third Party Claim, all the Parties hereto shall cooperate in the defense or prosecution thereof. Such cooperation shall include the retention and (upon the Indemnifying Party’s request) the provision to the Indemnifying Party of records and information which are reasonably relevant to such Third Party Claim, and making officers, directors, employees and agents of the Indemnified Party available on a mutually convenient basis to provide information, testimony at depositions, hearings or trials, and such other assistance as may be reasonably requested by the Indemnifying Party. In the event that the Indemnifying Party fails to assume the defense of the Third Party Claim in accordance with this Section 8.06(b), then the Indemnified Party shall have the right to defend, at the sole cost and expense of the Indemnifying Party, the Third Party Claim.

(c)    Whether or not the Indemnifying Party shall have assumed the defense of a Third Party Claim, the Indemnified Party shall not admit any Liability with respect to, or settle, compromise or discharge, such Third Party Claim without the Indemnifying Party’s prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned) unless such Liabilities are satisfied exclusively through the R&W Policy and the Indemnifying Party is not required to admit any Liability. The Indemnifying Party shall not admit any Liability with respect to, or settle, compromise or discharge any Third Party Claim without the Indemnified Party’s prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned); provided, that the Indemnified Party shall agree to any settlement, compromise or discharge of a Third Party Claim that the Indemnifying Party may recommend if and only if (i)  the Indemnified Party is not required to admit any Liability; (ii) the Indemnified Party shall have no Liability with respect to such Third Party Claim and shall be released in full in connection with such Third Party Claim, and (iii) such settlement, compromise or discharge of such Third Party Claim would not impose any injunction or other equitable remedies on the Indemnified Party or its business. No Indemnified Party will be required to provide an Indemnification Claim Notice to an Indemnifying Party, permit an Indemnifying Party to assume the defense of or obtain an Indemnifying Party’s consent in connection with the settlement of any claim for indemnification by an Indemnified Party, so long as (i) the Indemnifying Party is not required to admit any Liability and (ii) if and only if the Indemnified Party is a Purchaser Indemnified Person, such claim is to be satisfied exclusively through a claim made by a Purchaser Indemnified Person under the R&W Policy. To the extent of any conflict between this Section 8.06 and Section 6.05(d), Section 6.05(d) shall control.
8.07    Indemnification Payments.
Any amount payable by Purchaser (in the case of a claim for indemnification by a Seller Indemnified Person) shall be payable by wire transfer of immediately available funds to an account or accounts designated by the Seller Indemnified Person within five (5) Business Days following the final determination of the claim for indemnification giving rise to such payment obligation. Any amount payable by Seller (in the case of a claim for indemnification by a Purchaser Indemnified Person) shall be satisfied in accordance with Section 8.04(e) by wire transfer of immediately available funds to an account or accounts designated by the Purchaser Indemnified Persons within five (5) Business Days following the final determination of the claim for indemnification giving rise to such payment obligation.
8.08    Remedies.
Except in the case of fraud or willful breach or as provided in Section 11.16, the indemnification provisions described in this Article VIII provide the sole and exclusive remedy following the Closing as to all Losses any Indemnified Party may incur, suffer or sustain relating to or arising from this Agreement or the other Transaction Documents, and each Party hereby waives, to the full extent they may do so, any other rights or remedies that may arise under any applicable statute, rule or regulation; provided that this Section 8.08 shall not modify or limit any rights Purchaser Indemnified Persons may have under the R&W Policy.
8.09    Tax Treatment.
Any payment under this Article VIII shall be treated by the Parties for income Tax purposes as a Purchase Price adjustment.

ARTICLE IX
TERMINATION
9.01    Termination.
This Agreement may be terminated:
(a)    at any time prior to the Closing by mutual written agreement of Purchaser and Seller
(b)    by either Purchaser or Seller, if (i) this Agreement, the other Transaction Documents, or the transactions contemplated hereby or thereby shall violate any Order that shall have become final and nonappealable, or (ii) there shall be a Law which makes this Agreement, the other Transaction Documents, or the transactions contemplated hereby or thereby illegal or otherwise prohibited;
(c)    by either Purchaser or Seller, if a material breach of any provision of this Agreement has been committed (in the case of termination by Purchaser, such a material breach by Seller, and in the case of termination by Seller, such a material breach by Purchaser), such material breach results in a closing condition becoming incapable of being satisfied and such material breach has not been waived in writing by the non-breaching Party; provided, that a material breach described above, to the extent that such material breach is curable, shall not give rise to a right to terminate this Agreement under this Section 9.01(c) unless and until (i) the non-breaching Party delivers a written notice to the breaching Party, notifying the breaching Party of such material breach (including a reasonable description thereof), and (ii) the breaching Party fails to cure such material breach within fifteen (15) days after delivery of such written notice; and provided, further, that the Party seeking termination under this Section 9.01(c) is not in material breach of any material provision of this Agreement; or
(d)    by either Purchaser or Seller, if (i) the Closing has not occurred on or prior to June 30, 2020 for any reason; and (ii) the terminating Party is not, on the date of termination, in material breach of any material provision of this Agreement.
9.02    Effect of Termination.
In the event of termination of this Agreement pursuant to Section 9.01 herein all obligations of the Parties under this Agreement shall terminate, except that the obligations of the Parties in this Section 9.02 and Section 6.04 (Public Announcements; Confidentiality) herein and Article XI herein shall survive; and provided, further, that nothing in Section 9.01 or this Section 9.02 shall be deemed to release any Party from liability for any pre-termination breach by such Party of any provision of this Agreement occurring or arising prior to such termination. In the event of termination of this Agreement, and regardless of the reason for the termination, the Confidentiality Agreement shall continue in full force and effect in accordance with its terms.

ARTICLE X
DEFINITIONS
10.01    Definitions.
For purposes hereof, the following terms when used herein shall have the respective meanings set forth below:
“Acquisition Proposal” has the meaning set forth in Section 6.08(a).
“Acquisition Sub” has the meaning set forth in the Preamble hereto.
“Action” means any action, suit, litigation, arbitration, investigation, claim, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding) at law or in equity or other similar dispute (whether federal, state, local or foreign).
“Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such particular Person, where “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, contract or otherwise.
“Agreed Accounting Principles” means GAAP principles consistently applied, with such exceptions as are set forth on Schedule 2.02.
“Agreed Adjustments” has the meaning set forth in Section 2.03(c).
“Agreement” has the meaning set forth in the Preamble hereto.
“Allocation Schedule” has the meaning set forth in Section 6.05(a).
“Allscripts” means Allscripts Healthcare, LLC and its Affiliates.
“Allscripts Resale Contract” means that certain Amended and Restated Mutual License and Reseller Agreement by and between Allscripts and Seller, as amended; provided, that, any amendment, restatement or modification of such agreement (including the applicable form of end-user license agreement attached thereto) entered into after the date hereof that materially increases the obligations or liabilities under the Allscripts Resale Contract to be performed by Purchaser or for which Purchaser will be responsible following the Closing pursuant to Section 3.03(b) may not be entered into without Purchaser’s prior written consent (such consent not to be unreasonably withheld, delayed or conditioned).
“Allscripts Shared Contracts” means (a) the Allscripts Resale Contract, (b) all end-user license agreements identified as Transferred Contracts on Schedule 1.02(a)(iii), as in effect on the date hereof, that were entered into by reason of the resale of products and services of the Business by Allscripts pursuant to the Allscripts Resale Contract, (c) all end-user license agreements entered into between the date of this Agreement and the Closing Date, inclusive, by reason of the resale of products and services of the Business by Allscripts pursuant to the Allscripts Resale Contract, and (d) all end-user license agreements entered into during the [***] period following the Closing Date by reason of the resale of products and services of the Business by Allscripts pursuant to the Allscripts Resale Contract.

“Assigned Assets” has the meaning set forth in Section 1.02(a).
“Assigned Copyrights” means all Copyrights, copyright registrations, and applications therefor owned by Seller as of the Closing and primarily related to the Business or the Business Products (including all Copyrights in or to the Software in the Business Products), and all other copyright rights corresponding thereto, including those registered copyrights as set forth on Schedule 1.02(a)(ii)(C).
“Assigned Intellectual Property” means (a) the Assigned Patents, (b) the Assigned Trademarks, (c) the Assigned Copyrights, and (d) the Assigned Know-How.
“Assigned Know-How” means all medical, technical, regulatory, and other information, including all know-how, Trade Secrets, test data, and marketing, pricing, distribution, and sales data owned by Seller as of the Closing Date, in each case, that is primarily related to the Business or the Business Products.
“Assigned Patents” means the Patents set forth on Schedule 1.02(a)(ii)(A).
“Assigned Trademarks” means all Trademarks, whether registered or unregistered, all statutory and common law rights therein and all applications and registrations therefor, and all goodwill associated therewith owned by Seller as of the Closing and primarily related to the Business or the Business Products, including the Trademarks set forth on Schedule 1.02(a)(ii)(B).
“Assignment and Bill of Sale and Assumption Agreement” means the Assignment and Bill of Sale and Assumption Agreement by and between Seller and Acquisition Sub, dated as of the Closing Date, in substantially the form attached hereto as Exhibit B.
“Assignment of Patents” means the Assignment of Patents by and between Seller and Acquisition Sub, dated as of the Closing Date, in substantially the form attached hereto as Exhibit C.
“Assignment of Trademarks” means the Assignment of Trademarks by and between Seller and Acquisition Sub, dated as of the Closing Date, in substantially the form attached hereto as Exhibit D.
“Assumed Liabilities” means, collectively, (a) all Liabilities of Seller under any Transferred Contract; (b) all Liabilities arising from any activities with respect to the Assigned Assets, the Business Products or the Business, including all such Liabilities arising from research, development, testing and/or exploitation of the Assigned Assets and/or the Business Products; and (c) Transfer Taxes and Straddle Period Taxes allocable to Purchaser pursuant to this Agreement; in each case, other than Excluded Liabilities.
“Business” means Seller’s “Connected Care” business, comprised of the development, manufacturing, design, marketing, sale and support of (a) licenses for use of a Business Product comprised of Software and (b) units of Business Products comprised of hardware, as well as the offer and provision of services and support relating thereto.
“Business Day” means a day which is neither a Saturday or Sunday, nor any other day on which banking institutions in Los Angeles County, California are authorized or obligated by Law to close.
“Business Employee” means the Employees set forth on Schedule 6.06.

“Business Product” means each of (i) those certain products (including all Software and hardware thereof) known as DeviceConX, VitalsConX, HBox and Shuttle Cable, including all past, present, and future contemplated versions thereof that are in a bona fide stage of development by Seller as of the date of this Agreement, and (ii) all updates, upgrades, enhancements, improvements thereof, and all new versions and replacements thereof, in each case for the purposes of this clause (ii), that have been released by Seller or that are in a bona fide stage of development by Seller as of the Closing Date. For the avoidance of doubt, that certain product (including all Software and hardware thereof) known as Vitality GlowCap shall not be deemed to be a Business Product or otherwise a part of the Business or the Acquired Assets for all purposes of the transactions contemplated by this Agreement.
“Closing” has the meaning set forth in Section 3.01.
“Closing Date” has the meaning set forth in Section 3.01.
“Closing Working Capital” means an amount, which may be positive or negative, equal to the Closing Working Capital Assets less the Closing Working Capital Liabilities.
“Closing Working Capital Assets” means, as of the close of business on the Closing Date, the sum of the current assets of Seller included in the Assigned Assets, as determined in accordance with the Agreed Accounting Principles and within the categories set forth in Schedule A.
“Closing Working Capital Liabilities” means, as of the close of business on the Closing Date, the sum of the liabilities of Seller included in the Assumed Liabilities, as determined in accordance with the Agreed Accounting Principles and within the categories set forth in Schedule A.
“Code” means the U.S. Internal Revenue Code of 1986, as amended.
“Confidentiality Agreement” means the Confidentiality and Non-Disclosure Agreement by and between Parent and Seller, dated as of January 29, 2019.
“Consent” means, with respect to a Contract, any consent or approval of any Person other than any Party to this Agreement which, in accordance with the terms of such Contract, is required to be obtained for the assignment thereof to Purchaser.
“Consequential Damages” means punitive damages, damages for reputational harm, lost profits, lost business opportunities or diminution in value and other special or exemplary damages or Liabilities.
“Contaminants” has the meaning set forth in Section 4.06(i).
“Contract” means any written and legally binding agreement, contract, lease, loan agreement, security agreement, license, or other similar instrument to which the party in question is a party or by which a party or its assets is bound.
“Control” when used with reference to any Person means the power to direct the management or policies of such Person, directly or indirectly, by or through stock or other equity ownership, agency or otherwise, or pursuant to or in connection with an agreement, arrangement or understanding (written or oral); and the terms “Controlling” and “Controlled” shall have meanings correlative to the foregoing.

“Copyrights” means all works of authorship (including Software) and all rights of any kind or nature therein, including copyrights, moral rights, and mask work rights, whether registered or unregistered and whether arising under the Laws of the United States or any other jurisdiction anywhere in the world, and all registrations and applications for registration with respect thereto.
“Deductible” has the meaning set forth in Section 8.04(c).
“Disclosure Schedule” means the disclosure schedule constituting exceptions to and applicable disclosures associated with Seller’s representations and warranties set forth in Article IV hereof, prepared and delivered by Seller concurrently with the execution of this Agreement.
“Employee” means each and every person providing services to Seller under a contract of employment.
“Employee Benefit Arrangements” means any pension, supplemental pension, deferred compensation, option or other equity-based program, accidental death and dismemberment, life and health insurance and benefits (including medical, dental, vision and hospitalization), short- and long-term disability, fringe benefit, cafeteria plan, flexible spending account programs, severance, employment, change of control, bonus and other arrangements, plans, contracts, policies or practices providing compensation or benefits to any employee or director of Seller, and with respect to which Seller, or any of its Affiliates, has or may have any Liability, other than Employee Plans.
“Employee Plans” means each and all “employee benefit plans,” as defined in Section 3(3) of ERISA, maintained or contributed to by Seller or any of its Affiliates or in which Seller or any of its Affiliates participates or participated for the benefit of employees of Seller or any of its Affiliates, and with respect to which Seller or any of its Affiliates has or may have any Liability.
“Enforceability Exceptions” has the meaning set forth in Section 4.02(c).
“Environmental Claim” means any claim, action, cause of action, suit, proceeding or written notice alleging liability (including liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries or penalties) arising out of, based on or resulting from (a) the presence, Release or threatened Release of any Hazardous Materials at any Transferred Real Property or (b) any violation of or liability under any Environmental Law.
“Environmental Law” means applicable federal, state, local or foreign Law relating to pollution or protection of the environment or natural resources.
“Environmental Permits” has the meaning set forth in Section 4.23.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“Escrow Agent” has the meaning set forth in Section 3.02(b).
“Escrow Agreement” has the meaning set forth in Section 3.02(b).
“Escrow Fund” has the meaning set forth in Section 3.02(b).
“Escrow Period” has the meaning set forth in Section 3.02(b).

“Estimated Working Capital” means the Closing Working Capital, but determined on an estimated basis by Seller in good faith and as reflected in the certificate referred to in Section 2.02.
“Evaluation Material” means any information, documents or materials regarding Seller, the Business, the Business Products, the Assigned Assets, or the Assumed Liabilities furnished or made available to Purchaser and/or its Representatives in the online data room, any management presentations attended by Purchaser or in any other reasonable form for dissemination of such information, documents or materials in expectation of, or in connection with, the transactions contemplated by this Agreement and the other Transaction Documents.
“Excluded Assets” has the meaning set forth in Section 1.02(b).
“Excluded Liabilities” means the following Liabilities of Seller: [***]
“Existing Product” means each of those certain products (including all Software and hardware thereof) known as DeviceConX, VitalsConX, HBox and Shuttle Cable offered or sold by Seller as of, or offered or sold by Seller during the [***] period preceding, the Closing Date.
“FCPA” means the U.S. Foreign Corrupt Practices Act of 1977.
“Financial Statements” means the unaudited pro forma balance sheet and statement of operations for the Business as of and for the fiscal year ended December 31, 2018 and as of, and for the nine (9) month period ended September 30, 2019.
“Fundamental Representations” has the meaning set forth in Section 8.01(a).
“GAAP” means United States generally accepted accounting principles consistently applied.
“General R&W Losses” has the meaning set forth in Section 8.04(a).
“Government Contract” means any prime contract, subcontract, teaming agreement or arrangement, joint venture, basic ordering agreement, blanket purchase agreement, letter agreement, purchase order, delivery order, task order, grant, cooperative agreement, change order or other commitment or funding vehicle that exists between Seller and (a) any Governmental Entity, (b) any prime contractor to any Governmental Entity, or (c) any subcontractor with respect to any contract described in clause (a) or (b).
“Governmental Entity” means any federal, national, state, foreign, supranational, provincial, local or other government or any governmental, regulatory, administrative or self-regulatory authority, agency, bureau, board, commission, court, judicial or arbitral body, department, political subdivision, tribunal or other instrumentality thereof.
“Government Official” means collectively, any officer or employee of a Governmental Entity, any government-owned or government-controlled corporation or any public international organization, or any Person acting in an official capacity for or on behalf of any Governmental Entity or such organization, any political party or official thereof and any candidate for political office.
“Government Payments” means (a) any and all federal, state, municipal, local and foreign taxes, assessments and other governmental charges, duties, impositions and liabilities, including pension plan contributions, unemployment insurance contributions and employment insurance contributions, worker’s compensation and deductions at source, including taxes based on or measured by gross receipts, income, profits, sales, capital, use, occupation, goods and services, value added, ad valorem, transfer, franchise, withholding, customs duties, payroll, recapture, employment, excise and property taxes, together with all interest, penalties, fines and additions imposed with respect to such amounts, (b) any liability for the payment of any amounts of the type described in (a) above as a result of any express or implied obligation to indemnify any other Person or as a result of any obligations under any agreements or arrangements with any other Person with respect to such amounts and including any liability for Government Payments of a predecessor entity.
“Hazardous Materials” means all substances that, in relevant form and concentration, are defined or regulated as hazardous or toxic under any Environmental Law.
“Health Care Privacy and Security Policies” has the meaning set forth in Section 4.18(f).
“Health Care Privacy Laws” means HIPAA and all other applicable Laws regarding patient privacy and the security, use or disclosure of personal health care information and records.
“HIPAA” means the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act (Title XIII of the American Recovery and Reinvestment Act of 2009), including the implementing regulations contained in 45 CFR Parts 160, 162 and 164.
“Indebtedness” means the aggregate amount (including the current portion thereto), without duplication, of Seller’s: (a) indebtedness for borrowed money, (b) obligations for the deferred purchase price of property, goods or services (including any unpaid purchase price obligations relating to acquisitions), (c) obligations evidenced by bonds, debentures, notes, letters of credit, or similar instruments; (d) obligations to pay amounts under any lease which obligation is required to be classified and accounted for as a capital lease on the balance sheet of Seller as of such date as determined in accordance with GAAP; (e) obligations in respect of any interest rate or currency swap, hedge, cap or similar agreement; and (f) other financial obligations that would be considered debt in accordance with GAAP.
“Indemnification Claim Notice” has the meaning set forth in Section 8.05(a).
“Indemnification Claim Objection Notice” has the meaning set forth in Section 8.05(b).
“Indemnified Party” means any Purchaser Indemnified Person or Seller Indemnified Person making a claim for indemnification under Sections 8.02 or 8.03, as the case may require.
“Indemnifying Party” has the meaning set forth in Section 8.05(a).
“Independent Accountant” has the meaning set forth in Section 2.03(c).
“Intellectual Property Rights” means any and all rights arising from or associated with any of the following, whether protected, created or arising under the Laws of the United States or any other jurisdiction anywhere in the world: (a) Patents, (b) Trademarks, (c) Copyrights, (d) Trade Secrets (e) mask works and industrial design rights and any applications for registration therefor, (f) rights in databases and data collections (including knowledge databases, customer lists and customer databases), whether registered or unregistered, and any applications for registration therefor, (g) URLs and domain names and associated registrations, (h) rights in inventions (whether or not patentable) and improvements thereto, (i) publicity and privacy rights, including all rights with respect to use of a Person’s name, signature, likeness, image, photograph, voice, identity, personality, and biographical and personal information and materials, and (j) any other proprietary, intellectual or industrial property rights of any kind or nature now known or hereafter recognized in any jurisdiction worldwide, and tangible embodiments of any and all of the foregoing.
“IT Systems” means those computer systems, hardware, servers, databases, software, networks, telecommunications systems and related infrastructure that are both used or held for use by Seller in the operation of the Business or the Assigned Assets and that are, in each case, set forth on Schedule 4.18(e).
“knowledge of Seller” and “Seller’s knowledge” mean the actual knowledge of Patrick Soon-Shiong, Ronald Louks, Bob Petrou, Wesley Madden, Charles Glisan, Brandon Villery, Keith Krebs, Chris House and Mark Mozley.
“Law” means any law, statute, rule, regulation, ordinance, regulation, code, directive, and other pronouncement having the effect of law of the United States of America, any foreign country or any domestic or foreign state, county, city or other political subdivision or of any Governmental Entity.
“Liability” or “Liabilities” means any and all debts, liabilities and obligations of any nature whatsoever, whether accrued or fixed, absolute or contingent, mature or unmatured or determined or indeterminable.
“License Agreement” means that certain License Agreement substantially in the form of Exhibit E attached hereto, to be entered into at the Closing by and between Seller and Purchaser.
“Liens” means liens, pledges, mortgages, security interests, charges, or other encumbrances.
“Losses” means any direct or indirect Liability, indebtedness, claim, loss, Taxes, damage, Lien, deficiency, obligation, judgment, penalty, responsibility or other costs or expenses (including reasonable attorneys’ fees and expenses paid in connection with any of the foregoing).
“Material Contracts” has the meaning set forth in Section 4.05(a).
“Non-Assignable Right” has the meaning set forth in Section 3.03(a).
“Non-Paying Party” has the meaning set forth in Section 6.05(b)(i).
“Open Source Software” means any Software or other material that is distributed as “free software,” “open source software” or under similar licensing or distribution terms (including, but not limited to, the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), the Sun Industry Standards License (SISL), and the Apache License).
“Order” means any writ, judgment, decree, injunction or similar order of any Governmental Entity, in each case whether preliminary or final.
“Parent” has the meaning set forth in the Preamble hereto.
“Party” or “Parties” have the meanings set forth in the Preamble hereto.
“Patents” means patents and patent applications worldwide of any kind or nature (including industrial designs and utility models), any rights in inventions (whether or not patentable) and improvements thereto, and any priority applications, renewals, reissues, reexaminations, extensions, continuations, continuations-in-part, divisions, confirmations, registrations, revalidations, additions, and substitutions relating to any of the patents and patent applications, as well as all related counterparts to such patents and patent applications, including foreign counterparts, wheresoever issued or pending anywhere in the world.
“Paying Party” has the meaning set forth in Section 6.05(b)(i).
“Permits” means all permits, licenses, grants, easements, clearances, variances, Orders, certificates, exemptions, registrations, authorizations, certificates of occupancy and other permits, consents and approvals required by any Governmental Entity to lawfully operate the Business.
“Permitted Liens” means (a) Liens for Taxes or assessments and similar charges, which either are (i) not yet due and payable, or (ii) being contested in good faith and by any appropriate Action and for which adequate reserves have been established, (b) Liens incurred in the ordinary course of business to secure landlords, sublandlords, licensors, sublicensors or licensees under real estate leases, licenses or other rental or lease agreements, (c) deposits or pledges incurred in the ordinary course of business and made in connection with, or to secure payment of, utilities or similar services, workers’ compensation, unemployment insurance, pension or other social security, governmental insurance and governmental benefits mandated under applicable Laws, or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return of money bonds and similar obligations, (d) mechanics’, materialmen’s, or contractors’ Liens or any similar statutory Lien for amounts not yet due and payable and incurred in the ordinary course of business, (e) zoning, entitlement, building and other similar restrictions which are not violated by the current conduct of the business and do not materially detract from the value of the property encumbered thereby or materially impair the use of such property, (f) purchase money Liens in any property acquired by Seller in the ordinary course of business, (g) non-exclusive licenses of Intellectual Property Rights granted in the ordinary course of business, and (h) easements, covenants, rights of way or other encumbrances or restrictions, if any, that do not impair the use of the assets to which they relate or materially detract from the value of such assets.
“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, a Governmental Entity or any other entity.
“Personal Data” means any information defined under applicable Law as personal information, personal data, protected health information, or other personally identifiable information.
“Policies” has the meaning set forth in Section 4.17.
“Preliminary Accounting Report” has the meaning set forth in Section 2.03(a)(ii).
“Preliminary Working Capital” has the meaning set forth in Section 2.03(a)(i).
“Privacy and Information Security Requirements” means (a) all applicable Laws governing privacy or information security with respect to the Processing of Personal Data, (b) all applicable Laws concerning the security of Products and/or IT Systems, (c) all provisions of Contracts to which Seller is a party or is otherwise bound setting forth requirements for privacy or information security with respect to the Processing of Personal Data, or the security of Products and/or IT Systems, and (d) the Privacy Notices, and any other public representations by Seller in respect of Seller’s Processing of Personal Data.

“Privacy Notices” means any external notices, policies, or disclosures by Seller in respect of Seller’s Processing of Personal Data, or privacy practices, with respect to the Business or the Assigned Assets.
“Process” or “Processing” mean the collection, use, storage, processing, distribution, transfer, import, export, protection (including security measures), disposal or disclosure or other activity regarding data (whether electronically or in any other form or medium).
“Products” means products or services that are (a) designed, manufactured, marketed, licensed, leased, sold, performed, made available or otherwise distributed or disposed of by Seller or in connection with the Business or the Assigned Assets or (b) currently under development by Seller in connection with the Business or the Assigned Assets, including Software being developed at or for customers or other third parties.
“Product Data” means all data, adverse event data, product quality and product complaint data, safety and efficacy data, analytical and quality control data, manufacturing information and all regulatory communications, in each case, of Seller, to the extent not comprising Assigned Know-How, in existence as of the Closing Date, that is primarily related to the Business or the Business Products, and within the possession or control of Seller.
“Product Records” means all regulatory communications and written records of Seller, including all books of account, ledgers, general, financial and accounting records, files, invoices, billing records, customers’ and suppliers’ lists, other distribution lists, product and pricing information, manuals, and marketing study reports (in all cases, in any form or medium), in each case, of Seller, in existence as of the Closing Date, to the extent relating to the Business or the Business Products, and within the possession or control of Seller; provided, however, that the following shall expressly not constitute “Product Records”: (a) all Tax Returns, other than (i) property Tax Returns, (ii) Tax Returns for employment Taxes, and (iii) Tax Returns for sales, use, value-added, goods and services and similar Taxes, in each case of (i), (ii) and (iii), to the extent relating to the Business, the Assigned Assets or the Business Products; (b) all books, documents, records and files prepared in connection with or relating to the transactions contemplated under this Agreement, including any strategic, valuation, financial and/or Tax analyses relating to the divestiture of the Assigned Assets and the Assumed Liabilities; and (c) all attorney work product, attorney-client communications and other items protected by established legal privilege.
“Product Registrations” has the meaning set forth in Section 4.22.
“Purchase Price” means $47,250,000, as adjusted based on the Closing Working Capital as described in Section 2.02, Section 2.03 and Section 2.04.
“Purchaser” has the meaning set forth in the Preamble hereto.
“Purchaser Disclosure Schedule” means the disclosure schedule constituting exceptions to and applicable disclosures associated with Purchaser’s representations and warranties set forth in Article V hereof, prepared and delivered by Purchaser concurrently with the execution of this Agreement.
“Purchaser Indemnified Persons” has the meaning set forth in Section 8.02.
“Purchaser Organizational Documents” means the certificate of incorporation and bylaws, in each case, as amended, supplemented, modified, or amended and restated of each of Parent and Acquisition Sub.

“R&W Policy” means the insurance coverage under that certain Representations and Warranties Insurance Policy incepted on the date of this Agreement and to be issued at the Closing by Ethos Specialty Insurance Services LLC in favor of Purchaser, in the form attached hereto as Exhibit G.
“Registered Intellectual Property” has the meaning set forth in Section 4.06(a).
“Release” means any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration into the indoor or outdoor environment (including ambient air, surface water, groundwater and surface or subsurface strata) or into or out of any property, including the movement of Hazardous Materials through or in the air, soil, surface water, groundwater or property.
“Representative” means, with respect to a Person, such Person’s officers, managers, directors, employees, investment bankers, attorneys, accountants, consultants or other agents or advisors.
“Restrictions” has the meaning set forth in Section 6.07.
“Seller” has the meaning set forth in the Preamble hereto.
“Seller Indemnified Persons” has the meaning set forth in Section 8.03.
“Seller Material Adverse Effect” means any change, event, circumstance, condition or effect that is or would reasonably be expected to be, individually or in the aggregate, (a) materially adverse to the Business, the Business Products or the operation of the Assigned Assets by Seller or (b) a material impairment on the ability of Seller to perform its obligations under this Agreement and the other Transaction Documents to which it is a party, except, with respect to clause (a), for any such change, event, circumstance, condition or effect resulting from (i) changes after the date hereof generally affecting the industry in which Seller operates (provided that such changes do not have a materially disproportionate effect on Seller, as compared to other companies similarly situated and operating in the industry in which Seller conducts the Business); (ii) changes in any Law or applicable accounting regulations or principles (provided that such changes do not have a materially disproportionate effect on Seller, as compared to other companies similarly situated and operating in the industry in which Seller conducts the Business); (iii) the announcement or pendency of any of the transactions contemplated by the Transaction Documents; (iv) any action taken by Seller at Purchaser’s request or in compliance with actions required pursuant to this Agreement or the other Transaction Documents; (v) acts of war or terrorism or any escalation or material worsening of any such acts of war or terrorism existing as of the date hereof; (vi) acts of God and natural disasters, including floods, tornados, hurricanes, earthquakes and fires; or (vii) changes in the economy or financial markets generally, whether foreign or domestic, or changes in Laws or actions by Governmental Entities (provided that such changes do not have a materially disproportionate effect on Seller, as compared to other companies similarly situated and operating in the industry in which Seller conducts the Business).
“Seller Organizational Documents” means Seller’s certificate of incorporation and bylaws, in each case, as amended, supplemented, modified, or amended and restated.
“Seller Taxes” means any Taxes: (a) imposed on Seller for any taxable period, (b) imposed on or with respect to the Business or the Assigned Assets for any taxable period (or portion thereof) ending on or before the Closing Date, including any Transfer Taxes or Straddle Period Taxes allocable to Seller pursuant to this Agreement, or (c) imposed on Purchaser or any of its Affiliates as a transferee or successor of Seller.
“Shared Contracts” means the Contracts set forth on Schedule 3.03(b)(i).

“Software” means computer software, files, scripts, and programs, including firmware, in any form, including source code or object code, and any related documentation.
“Specified Sections” has the meaning set forth in the Preamble hereto.
“Straddle Period Tax” has the meaning set forth in Section 6.05(b)(i).
“Subsidiary” means, with respect to any Person, any corporation of which a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof, or any partnership, association or other business entity of which a majority of the partnership or other similar ownership interest is at the time owned or controlled, directly or indirectly, by such Person or one or more Subsidiaries of such Person or a combination thereof.
“Tax” or “Taxes” means any and all U.S. federal, state, local and non-U.S. taxes, assessments, levies, tariffs, duties or other charges or impositions in the nature of a tax (together with any and all interest, penalties, additions to tax and additional amounts, imposed with respect thereto or imposed in connection with any failure to timely or properly file any Tax Return) imposed by any Governmental Entity, including net income, estimated income, gross income, gross receipts, profits, business, license, occupation, franchise, capital stock, property (real, tangible or intangible), sales, use, ad valorem, transfer, value added, built-in gain, registration, employment or unemployment, social security, health, payroll, disability, severance, escheat or unclaimed property (whether or not considered a tax under applicable law) alternative or add-on minimum, customs, excise, stamp, environmental, windfall profit, commercial rent or withholding taxes, whether disputed or not and including any obligations to indemnify or otherwise pay, assume or succeed to the Tax liability of any other Person.
“Tax Contest” has the meaning set forth in Section 6.05(d).
“Tax Returns” means any return, report, information return or other document (including schedules, attachments and amendments, and including for the avoidance of doubt all Forms 1099, FinCEN Form 114, Form TD F 90-22.1 and any predecessor or successor forms thereto) filed or required to be filed with any Governmental Entity in connection with the determination, assessment or collection of any Tax or the administration of any Laws or administrative requirements relating to any Tax.
“Third Party Claim” has the meaning set forth in Section 8.06(a).
“Trade Secrets” means all proprietary or confidential information of any kind or nature, in whatever form and whether or not embodied in a tangible medium, including customer lists, concepts, ideas, methods, processes, inventions (whether or not patentable), know-how, methodologies, designs, plans, schematics, devices, bill of materials, drawings, formulae, technical data, specifications, research and development information, technology and product roadmaps, models, data, databases, and marketing materials, and all rights of any kind or nature therein, whether arising under the Laws of the United States or any state or territory thereof or any other jurisdiction anywhere in the world.
“Trademarks” means trademarks, trade names, corporate names, business names, trade styles, service marks, service names, logos, slogans, 800 numbers, domain names, URLs, social media accounts, and other source or business identifiers and general intangibles of like nature, together with all rights of any kind or nature therein and all goodwill associated therewith, whether registered or unregistered and whether arising under the Laws of the United States or any state or territory thereof or any other jurisdiction anywhere in the world, and registrations and applications for registration with respect to any of the foregoing.
“Transaction Documents” means this Agreement and all other agreements, instruments, certificates and other documents to be entered into or delivered by any Party, pursuant to any of the foregoing, including the Escrow Agreement, the Assignment of Patents, the Assignment of Trademarks, the Assignment and Bill of Sale and Assumption Agreement, the License Agreement, the Transition Services Agreements and the R&W Policy.
“Transfer Taxes” has the meaning set forth in Section 6.05(c).
“Transferred Contracts” means, collectively, all Contracts primarily related to the Business or the Business Products, as set forth on Schedule 1.02(a)(iii).
“Transferred Domain Names” means all domain names and web page content owned by Seller as of the Closing Date that are primarily related to the Business or the Business Products, including the domain names and web page content set forth on Schedule 1.02(a)(iv).
“Transferred Employees” means the Business Employees who have accepted an offer of employment with Purchaser or one of its Affiliates.
“Transferred Inventory” means all of Seller’s work-in-process, finished goods and merchandise, spare parts, packaging and other supplies related thereto, in each case, that is primarily related to the Business or the Business Products, including the work-in-process, finished goods and merchandise, spare parts and other supplies related thereto, in each case, set forth on Schedule 1.02(a)(v).
“Transferred Permits” means the Permits primarily related to the Business or the Business Products, including the Permits set forth on Schedule 1.02(a)(vii).
“Transferred Real Property” has the meaning set forth in Section 4.08(a).
“Transferred Real Property Lease” has the meaning set forth in Section 4.08(a).
“Transferred Software” means all Software primarily related to the Business or the Business Products, including the Software set forth on Schedule 1.02(a)(i), and any Open Source Software or other third party Software distributed with, as part of, or in connection with the Business Products.
“Transferred Tangible Personal Property” means the tangible personal property primarily related to the Business or the Business Products, including the tangible personal property set forth on Schedule 1.02(a)(vi).
“Transferred Technology” means the Transferred Software, the Product Records, and the Product Data.
“Transition Services Agreements” means the Transition Services Agreements by and between Seller and Purchaser, dated as of the Closing Date, in substantially the forms attached hereto as Exhibit F.

10.02    Other Definitional Provisions.

(a)    Successor Laws. Any reference to any particular Code section or Law shall be interpreted to include any revision of or successor to that section regardless of how it is numbered or classified.
ARTICLE XI
MISCELLANEOUS
11.01    Expenses.
Except as otherwise expressly provided herein, each of Seller and Purchaser shall pay all of their own fees and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement, including the fees and disbursements of counsel, financial advisors and accountants.
11.02    Notices.
All notices and other communications among the Parties shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (c) when delivered by FedEx or other nationally recognized overnight delivery service or (d) when delivered by facsimile or email (in each case in this clause (d), solely if receipt is confirmed), addressed as follows:
Notices to Seller or NantWorks:
NantHealth, Inc.
9920 Jefferson Blvd.
Culver City, California 90232
Attention:    General Counsel

with a copy to:
NantHealth, Inc.
9920 Jefferson Blvd.
Culver City, California 90232
Attention:    Chief Financial Officer
Notices to Purchaser:
Masimo Corporation
52 Discovery
Irvine, California 92618
Attention:    Chief Executive Officer
11.03    Assignment.
This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns, except that, unless expressly permitted herein, neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned or delegated by any of the Parties hereto without the prior written consent of the non-assigning Parties; except that either Purchaser or Seller may assign this Agreement and its rights and obligations hereunder to (a) a successor to all or substantially all of such Party’s business or assets, whether by way of merger, sale of equity, sale of assets or other transaction (or series of related transactions); (b) an Affiliate of Purchaser or Seller, respectively; and (c) Purchaser’s or Seller’s and/or its Affiliate’s lender(s) under its and/or its Affiliate’s financing arrangement with respect to any collateral assignment or similar agreement; provided, that in each case, Purchaser or Seller (as applicable) and, in the case of an assignment under the foregoing clause (a), the assignee, remains primarily liable for its obligations under this Agreement and for the performance and obligations of any such assignee.
11.04    Severability.
Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the Parties agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed.
11.05    Interpretation.
(a)    The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.
(b)    The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified.
(c)    All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement.
(d)    Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular, and words denoting either gender shall include both genders as the context requires. Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning.
(e)    Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import.
(f)    The use of the word “or” shall not be exclusive.
(g)    A reference to any legislation or to any provision of any legislation shall include any modification, amendment, re-enactment thereof, any legislative provision substituted therefore and all rules, regulations and statutory instruments issued or related to such legislation.
(h)    Unless otherwise specifically indicated, all references to “dollars” or “$” shall refer to the lawful currency of the United States.

(i)    Any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement. No prior draft of this Agreement or any course of performance or course of dealing shall be used in the interpretation or construction of this Agreement. No parol evidence shall be introduced in the construction or interpretation of this Agreement unless the ambiguity or uncertainty in issue is plainly discernible from a reading of this Agreement without consideration of any extrinsic evidence. Although the same or similar subject matters may be addressed in different provisions of this Agreement, the Parties intend that, except as reasonably apparent on the face of the Agreement or as expressly provided in this Agreement, each such provision shall be read separately, be given independent significance and not be construed as limiting any other provision of this Agreement (whether or not more general or more specific in scope, substance or content). The doctrine of election of remedies shall not apply in constructing or interpreting the remedies provisions of this Agreement or the equitable power of a court considering this Agreement or the transactions contemplated hereby.
11.06    Construction.
The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Person. The specification of any dollar amount or the inclusion of any item in the representations and warranties contained in this Agreement or the Disclosure Schedule or Exhibits attached hereto is not intended to imply that the amounts, or higher or lower amounts, or the items so included, or other items, are or are not required to be disclosed (including whether such amounts or items are required to be disclosed as material or threatened) or are within or outside of the ordinary course of business, and no Party shall use the fact of the setting of the amounts or the fact of the inclusion of any item in this Agreement or the Disclosure Schedule or Exhibits in any dispute or controversy between the Parties as to whether any obligation, item or matter not described or included in this Agreement or in any Schedule or Exhibit is or is not required to be disclosed (including whether the amount or items are required to be disclosed as material or threatened) or is within or outside of the ordinary course of business for purposes of this Agreement. The information contained in this Agreement and in the Disclosure Schedule and Exhibits hereto is disclosed solely for purposes of this Agreement, and no information contained herein or therein shall be deemed to be an admission by any Party to any third party of any matter whatsoever (including any violation of Law or breach of contract).
11.07    Amendment and Waiver.
Any provision of this Agreement may be amended or waived only in a writing signed by Purchaser and Seller. No waiver of any provision hereunder or any breach or default thereof shall extend to or affect in any way any other provision or prior or subsequent breach or default.
11.08    Complete Agreement.
This Agreement, the other Transaction Documents, and the documents referred to herein and therein, contain the complete agreement between the Parties relating to the subject matter hereof and supersede any prior understandings, agreements or representations by or between the Parties, written or oral, which may have related to the subject matter hereof in any way, including any data room agreements, bid letters, term sheets, summary issues lists or other agreements.

11.09    Third-Party Beneficiaries.
Except as provided under Article VIII, the provisions of this Agreement shall be binding upon and shall inure to the benefit of the Parties and their successors and assigns. Nothing expressed or referred to in this Agreement shall be construed to give any Person other than the Parties to this Agreement any legal or equitable right, remedy or claim under or with respect to this Agreement or any provision of this Agreement.
11.10    Waiver of Trial by Jury.
EACH OF THE PARTIES TO THIS AGREEMENT HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION OR CAUSE OF ACTION (A) ARISING UNDER THIS AGREEMENT OR THE OTHER TRANSACTION DOCUMENTS OR (B) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO IN RESPECT OF THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS, OR ANY OF THE TRANSACTIONS RELATED HERETO OR THERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY OR OTHERWISE. THE PARTIES TO THIS AGREEMENT EACH HEREBY AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY, AND THAT THE PARTIES TO THIS AGREEMENT MAY FILE A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.
11.11    Delivery by Facsimile or Email.
This Agreement and any signed agreement entered into in connection herewith or contemplated hereby, and any amendments hereto or thereto, to the extent signed and delivered by means of a facsimile machine or scanned pages via electronic mail (or via any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com), shall be treated in all manner and respects as an original contract and shall be considered to have the same binding legal effects as if it were the original signed version thereof delivered in person. At the request of any Party hereto or to any such contract, each other Party hereto or thereto shall re-execute original forms thereof and deliver them to all other Parties. No Party hereto or to any such contract shall raise the use of a facsimile machine, email or other electronic delivery method to deliver a signature or the fact that any signature or contract was transmitted or communicated through the use of facsimile machine, email or other electronic delivery method as a defense to the formation of a contract and each such Party forever waives any such defense.
11.12    Counterparts.
This Agreement may be executed in multiple counterparts, any one of which need not contain the signature of more than one (1) Party, but all such counterparts taken together shall constitute one and the same instrument.
11.13    Governing Law.
All issues and questions concerning the construction, validity, interpretation and enforceability of this Agreement, the other Transaction Documents, and the Exhibits and Schedules hereto shall be governed by, and construed in accordance with, the Laws of the State of California, without giving effect to any choice of Law or conflict of Law rules or provisions (whether of the State of California or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of California.

11.14    Jurisdiction.
Any Action seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement, the other Transaction Documents, or the transactions contemplated hereby or thereby shall be brought and determined exclusively by the state and federal courts located in the County of Orange, State of California, and each of the Parties hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such Action and irrevocably waives, to the fullest extent permitted by Law, any objection which it may now or hereafter have to the laying of the venue of any such Action in any such court or that any such Action which is brought in any such court has been brought in an inconvenient forum. Process in any such Action may be served on any Party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each Party agrees that service of process on such Party as provided in Section 11.02 shall be deemed effective service of process on such Party.
11.15    Remedies Cumulative.
Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party shall be deemed cumulative with, and not exclusive of, any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any one remedy shall not preclude the exercise of any other remedy.
11.16    Specific Performance.
Each of the Parties acknowledges that the rights of each Party to consummate the transactions contemplated hereby are unique and recognizes and affirms that in the event of a breach of this Agreement by any Party, money damages may be inadequate and the non-breaching Party may have no adequate remedy at Law. Accordingly, the Parties agree that prior to a valid termination of this Agreement in accordance with this Agreement, such non-breaching Party shall have the right, in addition to any other rights and remedies existing in its favor at Law or in equity, to seek to enforce its rights and the other Party’s obligations hereunder not only by an Action or Actions for damages but also by an Action or Actions for specific performance, injunctive and/or other equitable relief (without posting of bond or other security). Each of the Parties waives any defenses that the other Parties have an adequate remedy at Law or an award of specific performance is not an appropriate remedy for any reason at Law or equity and any requirement under Law to post a bond, undertaking or other security as a prerequisite to obtaining equitable relief.
11.17    Representation by Legal Counsel.
Each of the Parties represents that it has been represented by legal counsel in connection with this Agreement and acknowledges that it has participated in the drafting hereof. In interpreting and applying the terms and provisions of this Agreement, the Parties agree that no presumption shall exist or be implied against the Party which drafted such terms and provisions.
11.18    Electronic Data Room Materials.
For purposes of this Agreement, no information or document shall be considered to have been “made available” to Purchaser unless it was uploaded no later than 2:40 p.m. (Pacific time) on the date of this Agreement to the electronic dataroom hosted by Seller and available through the Closing at https://www.dfinsolutions.com/products/venue, a copy of which Seller shall use reasonable efforts to deliver to Purchaser on one or more USB flash storage devices promptly after Closing and which was fully accessible to Purchaser through the earlier of the Closing or the termination of this Agreement.

(Signature Page Follows)

IN WITNESS WHEREOF, the Parties have executed this Asset Purchase Agreement on the day and year first above written.
SELLER:

NANTHEALTH, INC.

By:    /s/ Bob Petrou
Name: Bob Petrou
Its: Chief Financial Officer
PURCHASER:

MASIMO CORPORATION

By:    /s/ Joe Kiani
Name: Joe Kiani
Its: Chairman of the Board and Chief Executive Officer
VCCB HOLDINGS, INC.

By:    /s/ Micah Young
Name: Micah Young
Its: President
NANTWORKS, LLC, SOLELY WITH RESPECT TO THE SPECIFIED SECTIONS:

By:    /s/ Charles Kim
Name: Charles Kim
Its: General Counsel

1